

Mission NewEnergy Limited

One Mission : One Energy : NewEnergy

ANNUAL REPORT 2013

Chairman's Overview

Dear Valued Shareholders, on behalf of the Board of Directors, I present to you Mission NewEnergy's annual report for 2013.

With the effective shut down of operations at the end of the previous financial year, the Board and management has been focussed on restructuring the balance sheet to put the Group into a position to move forward. This program was significantly advanced with the successful restructuring of the convertible notes, the raising of a working capital line of funding, and the completion of the sale of Mission's 100,000 tpa refinery.

The Board constantly evaluates the opportunities and challenges presenting themselves in order to act in the best interest of stakeholders.

The company will continue to re-evaluate its options for its remaining refining assets and is looking at new strategic directions as opportunities present themselves.

Corporate Governance

With the challenging business and economic conditions the Board has continued to place a high emphasis on Corporate Governance to ensure appropriate, timely and considered decision making. I am pleased to state that Mission's Board, through the work of its sub-committees, has continued to ensure compliance with the ASX Principles of Good Corporate Governance and Best Practice recommendations and the applicable rules of the US Securities and Exchange. It continues to be a privilege to be part of an active and cohesive Board during these tough times.

We continue to assess the business' achievement against its objectives, act accordingly and look for strategic opportunities to generate shareholder wealth.

My heartfelt appreciation and thanks to all our valued employees and management, fellow directors and well-wishers for outstanding contributions and support that we always have come to rely upon time after time. Very special thanks to all our shareholders, business partners and associates for the support.

Yours sincerely

Dario Amara
Chairman

Group CEO's Report

Dear Valued Shareholders, I am pleased to present the Company's eighth Annual Report to you.

In the past year, management have focussed its attention on restructuring the company's business operations across the group, consolidating its position and focusing on its go-forward opportunities. The following significant events have occurred: -

1. Restructure of the series II convertible notes to series III notes whereby the coupon was completely removed.
2. Divestment of the company's 100,000 tpa biodiesel refinery in Malaysia for US$11.5 million (approximately A$12.2 million).
3. Paydown of A$7.5 million of the outstanding series III convertible notes, resulting in reduction of the outstanding amount to A$25.3 million.
4. Full settlement of the debt of US$1.5 million borrowed from SLW International Limited,
5. The company's Indian operations were put under management of an Indian company who specialises in the operation of wind electricity generation. This Indian company also provided a working capital loan, which is secured over the shares of Missions Indian subsidiary. As at the date of this report the loan is in default and we are working with the lender on a settlement arrangement. If we are unable to negotiate a settlement, the lender has the right to enforce their collateral position. If this right is enforced we would have no further business interests in India.
6. Filing of an arbitration petition for approximately US$85 million in Indonesia against the 30% joint venture partner in the proposed Indonesian joint venture project for breach of material terms of the joint venture agreement.
7. Initiation of arbitration proceedings in Malaysia against the EPCC contractor of the 2nd biodiesel refinery.

Improved Operating Conditions

While the company has been undertaking its re-structuring efforts, certain market conditions for the processing and sale of biodiesel are improving, thereby enhancing the company's outlook. Management believes that the company is now well positioned to take advantage of certain technological improvements specifically available to the company and the improving biodiesel markets in Malaysia and the United States. The cost of the company's primary feedstock has also declined by more than 30% in the last year while crude oil prices have remained relatively stable.

Future Plans

With the restructuring of the company's business almost completed and the improved market conditions, management is investigating opportunities to resuscitate the company's business operations through the following core initiatives:

A. Discussions with a US based technology provider to retrofit the 2nd biodiesel refinery with a ground breaking and patented technology process that may allow the refinery to be re-commissioned and operated using substantially lower cost feedstocks. The technology provider is also keen to participate in the equity of the operating company. The structure of such an equity participation while discussed has not been finalised.

B. The company is also in discussions with various feedstock suppliers and oleochemical companies to come on board as a shareholder and joint venture partner in the operating company.

Any material transactions relating to the refinery may require shareholder approval.

Therefore the thrust of the company going forward is to re-configure its biodiesel refinery to take advantage of improved economics based on the new technology and capitalise on currently improved market conditions and to continue to seek maximum value from the arbitration proceedings in Malaysia and Indonesia.

However the feedstock and biodiesel markets have historically been extremely volatile and as such, while management believes the company's outlook is improving, the company can provide no assurance of its ability to capitalise on its currently visible opportunities. In addition, the company also cannot provide any assurance that it will be successful in its arbitral proceedings in Malaysia and Indonesia.

In closing, once again my heartfelt thanks to colleagues on the Board for their invaluable guidance and my sincere appreciation to Mission's dedicated employees who continue to contribute their best during these times. To all our investors, my gratitude for your support in these challenging times.

Yours sincerely,



Nathan Mahalingam
Group Chief Executive Officer

Mission NewEnergy Limited

Financial Report for the year ended

30 June 2013

Corporate Governance Report

The Board of Directors of Mission NewEnergy Limited (Mission) is responsible for the corporate governance of the Company. The Board guides and monitors the business and affairs of the Company on behalf of the shareholders by whom they are elected and to whom they are accountable.

In accordance with the Australian Securities Exchange (ASX) Corporate Governance Council's ("CGC") "Principles of Good Corporate Governance and Best Practice Recommendations" the Corporate Governance Statement must contain certain specific information and must disclose the extent to which the Company has followed the guidelines during the period. Where a recommendation has not been followed, that fact must be disclosed together with the reasons for the departure.

The Company's corporate governance practices were in place throughout the year and are compliant, unless otherwise stated, with the ASX Corporate Governance Council's principles and recommendations, which are noted below.

Principle 1.	Lay solid foundations for management and oversight
Principle 2.	Structure the Board to add value
Principle 3.	Promote ethical and responsible decision making
Principle 4.	Safeguard integrity in financial reporting
Principle 5.	Make timely and balanced disclosure
Principle 6.	Respect the rights of shareholders
Principle 7.	Recognise and manage risk
Principle 8.	Remunerate fairly and responsibly

The Board has developed policies and practices consistent with the ASX Recommendations, with such adjustments as the Board believes are appropriate for the particular circumstances of the Company. Consistent with these policies, a summary of the corporate governance policies and practices adopted by Mission is set out below.

Role of the Board of Directors

The Board of Mission is responsible for setting the Company's strategic direction and providing effective governance over Mission's affairs in conjunction with the overall supervision of the Company's business with the view of maximising shareholder value. The Board's key responsibilities are to:

- chart the direction, strategies and financial objectives for Mission and monitor the implementation of those policies, strategies and financial objectives;
- keep updated about the Group's business and financial status;

- provide oversight and monitor compliance with regulatory requirements, ethical standards, risk management, internal compliance and control, code of conduct, legal compliance and external commitments;
- appoint, evaluate the performance of, determine the remuneration of, plan for the succession of and, where appropriate, remove the Group Chief Executive Officer, the Company Secretary and the Chief Financial Officer;
- exercise due care and diligence and sound business judgment in the performance of those functions and responsibilities;
- ensure that the Board continues to have the mix of skills and experience necessary to conduct Mission's activities, and that appropriate directors are selected and appointed as required, and
- The Group has a formal process to educate new directors about the nature of the business, current issues, the corporate strategy, the culture and values of the Group, and the expectations of the Group concerning performance of the directors. In addition directors are also educated regarding meeting arrangements and director interaction with each other, senior executives and other stakeholders. Directors also have the opportunity to visit Group facilities and meet with management to gain a better understanding of business operations. Directors are given access to continuing education opportunities to update and enhance their skill and knowledge.

The Board has adopted a Board Charter, which sets out in more detail the responsibilities of the Board. The Board Charter sets out the division of responsibility between the Board and management to assist those affected by decisions to better understand the respective accountabilities and contribution to Board and management.

In accordance with Mission's Constitution, the Board delegates responsibility for the day–to–day management of Mission to the Group Chief Executive Officer (subject to any limits of such delegated authority as determined by the Board from time to time). Management as a whole is charged with reporting to the Board on the performance of the Company.

Board structure and composition

The Board currently is comprised of 7 directors, of which five are independent non–executive Directors. Details of each director's skills, expertise and background are contained within the directors' report included with the company's annual financial statements. The Board considers the mix of skills and the diversity of Board members when assessing the composition of the Board. The Board assesses existing and the potential Director's skill to ensure they have appropriate industry expertise in the Group's operating segments.

Independence, in this context, is defined to mean a non–executive Director who is free from any interest and any business or other relationship that could, or could reasonably be perceived to, materially interfere with the Directors' ability to act in the best interests of Mission. The definition of independence in ASX Recommendation 2.1 is taken into account for this purpose.

A Director cannot hold the position of both Chairman and Group Chief Executive Officer.

Mission's non–executive Directors may not hold office for a continuous period in excess of three years or past the third annual general meeting following their appointment, whichever is longer, without submitting for re–election. Directors are elected or re–elected, as the case may be, by shareholders in a general meeting. Directors may offer themselves for re–election. A Director appointed by the Directors (e.g., to fill a casual vacancy) will hold office only until the conclusion of the next annual general meeting of Mission but is eligible for re–election at that meeting.

Under Mission's Constitution, voting requires a simple majority of the Board. The Chairman does not hold a casting vote.

Board Diversity

The Board has a formal diversity policy which states that Mission NewEnergy Limited is committed to embedding a corporate culture that embraces diversity through;

- Recruitment on the basis of competence and performance and selection of candidates from a diverse pool of qualified candidates,
- Maintaining selection criteria that does not indirectly disadvantage people from certain groups,
- Provide equal employment opportunities through performance and flexible working practices,
- Maintain a safe working environment and supportive culture by taking action against inappropriate workplace and business behaviour that is deemed as unlawful (discrimination, harassment, bullying, vilification and victimisation),
- Promote diversity across all levels of the business,
- Undertake diversity initiatives and measuring their success,
- Regularly surveying our work climate,
- The Board of Directors establishing measurable objectives in achieving gender diversity.

Since the Company's incorporation, given its cross-jurisdictional operations in Australia, Malaysia and India, a diversity practice is naturally in place. All members of the Board are male.

Board and management effectiveness

Responsibility for the overall direction and management of Mission, its corporate governance and the internal workings of Mission rests with the Board, notwithstanding the delegation of certain functions to the Group Chief Executive Officer and management generally (such delegation effected at all times in accordance with Mission's Constitution and its corporate governance policies). The Board has access, at the company's expense, to take independent professional advice after consultation with the Chairman.

An evaluation procedure in relation to the Board, individual Directors and Company executives was completed during the year. The evaluation of the Board as a whole was facilitated through the use of a questionnaire required to be completed by each Board Member, the results of which were summarised, discussed with the Chairman of the Board and tabled for discussion at a Board Meeting. Similarly each individual Director was required to self assess his performance and discuss the results with the Chairman. Individual Directors' performance is evaluated by reference to the Director's contribution to monitoring and assessing management performance in achieving strategies and budgets approved by the Board (among other things).

A similar process for review of committees was undertaken during the 2012/13 financial year.

To ensure management, as well as Board effectiveness, the Remuneration and Nomination Committee has direct responsibility for evaluating the performance of the Group Chief Executive Officer and other executives.

Internal control, risk management and financial reporting

The Board has overall responsibility for Mission's systems of internal control. These systems are designed to ensure effective and efficient operations, including financial reporting and compliance with laws and regulations, with a view to managing the risk of failure to achieve business objectives. It must be recognised, however, that internal control systems can provide only reasonable and not absolute assurance against the risk of material loss.

The Board reviews the effectiveness of the internal control systems and risk management on an ongoing basis, and monitors risk through the Audit and Risk Management Committee (see the Audit and Risk Management Committee). The Board regularly receives information about the financial position and performance of Mission. For annual and half-yearly accounts released publicly, the Group Chief Executive Officer and the Chief Financial Officer sign-off to the Board:

- the accuracy of the accounts and that they represent a true and fair view, in all material respects, of Missions financial condition and operational results, and have been prepared in accordance with applicable accounting standards; and
- that the representations are based on a system of risk management and internal compliance and control relating to financial reporting which implements the policies adopted by the Board, and that those systems are operating efficiently and effectively in all material respects.

In addition, management has reported to the Board on the effectiveness of the Company's management of its material business risks.

Internal audit

The Audit and Risk Committee reviews all material internal audit items raised by the internal auditor and provides guidance where appropriate or required.

The companies risk management policy is included in the Corporate Governance section of the Company's website.

Committee's of the Board of Directors

The Board has established two permanent Board committees to assist the Board in the performance of its functions:

- the Audit and Risk Management Committee; and
- the Remuneration and Nomination Committee.

Each committee has a charter, which sets out the Committee's purpose and responsibilities. The Committees are described further below.

The names of the members of the two committees are set out in the Directors' report contained within the Company's annual financial statements.

Audit and Risk Management Committee

The purpose of the Audit and Risk Management Committee is to provide assistance to the Board in its review of:

- Mission's financial reporting, internal control structure and risk management systems';
- the internal and external audit functions; and
- Mission's compliance with legal and regulatory requirements in relation to the above.

The Audit and Risk Management Committee has specific responsibilities in relation to Missions' financial reporting process; the assessment of accounting, financial and internal controls; the appointment of the external auditor; the assessment of the external audit; the independence of the external auditor; and setting the scope of the external audit.

The Audit and Risk Management Committee comprises five independent non–executive Directors that have diverse and complementary backgrounds. The Chairman of the Audit and Risk Management Committee must be an independent non–executive Director.

Remuneration and Nomination Committee

The purpose of the Remuneration and Nomination Committee is to discharge the Board's responsibilities relating to the nomination and selection of Directors and the compensation of the Company's executives and Directors.

The key responsibilities of the Remuneration and Nomination Committee are to:

- ensure the establishment and maintenance of a formal and transparent procedure for the selection and appointment of new Directors to the Board; and
- establish transparent and coherent remuneration policies and practices, which will enable Mission to attract, retain and motivate executives and Directors who will create value for shareholders and to fairly and responsibly reward executives.

The Remuneration and Nomination Committee comprises five independent non–executive Directors. The Chairman of the Remuneration and Nomination Committee must be an independent non–executive Director.

The remuneration policy which sets out the terms and conditions for the Managing Director/Group Chief Executive Officer and other senior executives is set out in the Remuneration Report included in the Directors' Report contained within the Company's annual report.

Timely and balanced disclosure

Mission is committed to promoting investor confidence and ensuring that shareholders and the market have equal access to information and are provided with timely and balanced disclosure of all material matters concerning the Company. Additionally, Mission recognises its continuous disclosure obligations under the ASX Listing Rules and the Corporations Act. To assist with these matters, the Board has adopted a Continuous Disclosure and Shareholder Communication Policy.

The Continuous Disclosure and Shareholder Communication Policy allocates roles to the Board and management in respect of identifying material information and coordinating disclosure of that information where required by the ASX Listing Rules.

The Policy also identifies authorised company spokespersons and the processes Mission has adopted to communicate effectively with its shareholders. In addition to periodic reporting, Mission will ensure that all relevant information concerning the Company is placed on its website.

Ethical and responsible decision–making

Code of Conduct

The Board has created a framework for managing the Company including internal controls, business risk management processes and appropriate ethical standards.

The Board has adopted practices for maintaining confidence in the Company's integrity including promoting integrity, trust, fairness and honesty in the way employees and Directors' conduct themselves and Mission's business, avoiding conflicts of interest and not misusing company resources. A formal Code of Conduct has been adopted for all employees and Directors of Mission.

Securities Trading Policy

A Securities Trading Policy has been adopted by the Board to set a standard of conduct, which demonstrates Mission's commitment to ensuring awareness of the insider trading laws, and that employees and Directors' comply with those laws. The Securities Trading Policy imposes additional share trading restrictions on Directors, the Company Secretary, executives and employees involved in monthly financial accounting processes ("specified persons").

Under the Securities Trading Policy, specified persons are only permitted to buy and sell securities if they do not possess non–public price sensitive information and trading occurs outside of specified restricted periods. These periods are the periods commencing on the first day of the month before the end of the half–year or full year period and ending on the next business day after the announcement of the results for that period. In addition, before a specified person can deal in Mission's securities they must obtain clearance from the appropriate officer, confirming that there is no reason why they cannot trade.

Other Information

Mission NewEnergy Limited is included on its website (www.missionnewenergy.com) full details of its corporate governance regime.

DIRECTORS REPORT

DIRECTORS' REPORT

Your directors present their report on the Company and its controlled entities for the year ended 30 June 2013.

1. Directors' details

The names of Directors' in office at any time during or since the end of the year are:

Mr Dario Amara	—	Chairman (Independent Non-executive)
Qualifications	—	Bachelor of Engineering with Distinction (Curtin University of Technology). Fellow of the Institution of Engineers Australia. Chartered Professional Engineer.
Experience	—	Mr Amara is an Civil Engineer and experienced Chief Executive with extensive business experience gained over 30 plus years in the Australian and international markets; spanning the infrastructure, industrial and property sectors. For the past 18 years he has held CEO, executive leadership and Board positions with major construction and engineering groups. Mr Amara has a record of achievement in establishing, growing and rejuvenating businesses and strategic leadership. He has served as Chairman of the Art Gallery of Western Australia, the West Australian Opera Company and Heritage Perth and as a Board Member of the Perth International Arts Festival. He is currently a Board Member of the Murdoch University Art Collection. Appointed Chairman 31 March 2006. Board member since 31 March 2006.
Interest in Shares and Options	—	2,000 ordinary shares in Mission NewEnergy Limited held indirectly (1,000 to Amara family trust account and 1,000 to Amara Superannuation Fund account).
Special Responsibilities	—	Mr Amara is a member of the Audit and Risk Management Committee and Chairman of the Nomination and Remuneration Committee.
Directorships held in other listed entities	—	Current Director of Austal Limited (since 16 August 2005). Director of OTOC Ltd until 30

		November 2012.
Datuk Mohamed Zain Bin Mohamed Yusuf		Director (Independent Non-executive)
Qualifications	—	Bachelor of Economics (Hons.) (University of Western Australia)
Experience	—	Datuk Zain has over 25 years experience in Shell Malaysia. From 1986 to 1988, he was seconded to Shell International, United Kingdom and worked as Marketing Consultant in Shell UK and Shell Caribbean. Upon his return to Malaysia, he was made Marketing Director of Shell Malaysia. He subsequently served on the Board of Directors of Shell Group Malaysia as Executive Director, with responsibility over a total of 18 group subsidiaries involved in both the upstream and downstream petrochemical business. Datuk Zain is a Director of WSA Group of Companies, immediate past chairman of the Malaysian Australia Business Council and served as a Director of Airod Sdn Bhd, NADI Bhd, Malacca Securities Sdn Bhd, Faber Group Bhd, PJ Bumi Bhd and as chairman of Confoil (Malaysia) Bhd, a Malaysian - Australian joint venture company in Malaysia. Board member since 24 January 2006.
Interest in Shares and Options	—	Nil
Special Responsibilities	—	Datuk Zain is Chairman of the Audit and Risk Management Committee from 25 June 2009 and a member of the Nomination and Remuneration Committee.
Directorships held in other listed entities	—	Director of Faber Group Bhd (since October 2001) and chairman of Malacca Securities Sdn Bhd (since November 2000). Resigned as a Director of PJ Bumi Bhd during the year.
Admiral (Ret) Tan Sri Dato' Sri Mohd Anwar bin Haji Mohd Nor		Director (Independent Non-executive)
Qualifications	—	Master of Science in Engineering Business Management (University of Warwick, U.K)
Experience	—	Tan Sri Anwar made history in April 2005 when he became the first naval chief in the Malaysian Armed Forces (MAF) to ascend to its highest military office of the Chief of Defence Force,

commanding a workforce strength of nearly 130,000. With nearly 40 years of military experience with the Royal Malaysian Navy (RMN) and MAF, he has acquired a massive portfolio of achievements.

His outstanding performance extends to the academic arena as well inclusive of stints at the Naval Staff College (Rhode Island, USA), Navigation and Direction Course and Principal Warfare Officers Course (HMS DRYAD, United Kingdom). He also holds a Master of Science in Engineering Business Management from the University of Warwick, United Kingdom.

Tan Sri Anwar has received numerous commendations, awards and accolades in recognition of his talents, and was bestowed the Panglima Mangku Negara (PMN), which carries the title of Tan Sri, by His Majesty the Yang Di-Pertuan Agong (the King of Malaysia). He has also received distinguished medals from foreign governments such as the Ordre National De La Legion D'Honneur from France and the Command of the Legion of Merit from the US.

Board member since 25 June 2009.

Interest in Shares and Options	—	Nil
Special Responsibilities	—	Nil
Directorships held in other listed entities	—	Chairman of the armed forces fund.

Mr Arun Bhatnagar — Director (Independent Non-executive)

Qualifications	—	Honours Degree in Economics (St. Stephen's College, Delhi). Joined the Indian Administrative Service (IAS) in 1966.
Experience	—	Up to 2009, Mr Bhatnagar was Chairman of the Government of India owned Television and Radio Broadcaster (Prasar Bharti) at New Delhi. Earlier, he was Secretary, National Advisory Council, New Delhi During his long tenure with the Government of India, Mr Bhatnagar served as head (or in very senior positions) in various Ministries, such as Energy, Rural Development, Food and Public

		Distribution and Personnel and Training. He worked as Minister (Economic) in the Indian High Commission in the U.K. (London) between 1994-96. He has served in key positions in the State Government at Bhopal (Madhya Pradesh). Board Member since 25 June 2009.
Interest in Shares and Options	—	Nil
Special Responsibilities	—	Nil
Directorships held in other listed entities	—	Nil
Mr Peter Torre		Director (Independent Non-executive)
Qualifications	—	Bachelor of Business, Chartered Accountant, Chartered Secretary and a member of the Institute of Company Directors.
Experience	—	Mr. Torre is the principal of the corporate advisory firm Torre Corporate which provides corporate secretarial services to a range of listed companies. Prior to establishing Torre Corporate, Mr Torre was a partner and Chairman of the National Corporate Services Committee of an internationally affiliated firm of Chartered Accountants working within its corporate services division for over nine years. Mr. Torre is the Company secretary of several ASX-listed companies, a Director of Neo Resources Limited and Mineral Commodities Limited and is one of the founding Directors of the charity organisation, "A Better Life Foundation WA". Board member since 29 September 2010.
Interest in Shares and Options	—	Nil
Special Responsibilities	—	NIL
Directorships held in other listed entities	—	1. Neo Resources Limited 2. Mineral Commodities Limited

Mr Nathan Mahalingam		Managing Director/Group Chief Executive Officer (Executive)
Qualifications	—	Bachelor of Economics (Hons.) (University of Malaya) and MBA (Murdoch University, Western Australia).
Experience	—	Mr Mahalingam has over 25 years of management experience in banking and finance, heavy industries and infrastructure development. He has successfully implemented numerous start-up manufacturing operations in Malaysia during his tenure of service with a large Malaysian conglomerate. Between 1995 and 2000, he served as project director in the Westport Group, developers of one of Malaysia's largest privatised port and transhipment facility. Board member since incorporation of the Company (17 November 2005).
Interest in Shares and Options	—	612,956 ordinary shares in Mission NewEnergy Limited held personally and indirectly through Mission Equities Sdn Bhd, a company that Mr Mahalingam has a 34% interest in.
Performance Rights		Nil
Special Responsibilities	—	Managing Director/Group Chief Executive Officer of the company.
Directorships held in other listed entities	—	Nil
Mr Guy Burnett		Finance Director/Chief Financial Officer (Executive)
Qualifications	—	Member of the Institute of Chartered Accountants Australia
Experience	—	Mr Burnett, a Chartered Accountant, has had an impressive career as a Finance Professional in several large corporations. He first started work as a CA trainee and Audit manager in 1989 after completing a Bachelor of Commerce-Accounting degree at the University of Natal in South Africa. In mid 1996, Mr Burnett joined Umgeni Water, a large corporatized water utility in South Africa, as its Financial Accountant. He was promoted to the position of Financial Controller in mid 1999. He left Umgeni in 2004 to migrate to Western Australia with his family. Prior to joining the Company Mr Burnett was

	Manager: Corporate Accounting & Tax with Western Power where he had 27 direct and indirect reports. Prior to this Mr Burnett worked as Acting Financial Accountant for Water Corporation on a one year contract and served as a Manager with KPMG where he played a key role in assisting KPMG's clients in rolling out their IFRS accounting implementations. Board member since 6 April 2009.
Interest in Shares and Options —	112,001 ordinary shares in Mission NewEnergy Limited.
Special Responsibilities —	Company Secretary of Mission NewEnergy Limited since 29 September 2010.
Directorships held in other listed entities —	Nil

2. Meetings of Directors

During the financial year, 12 meetings of Directors (including Board sub committees) were held.
Attendance by each Director during the year were as follows

	Directors' Meetings		Committee Meetings			
			Audit & Risk Management Committee		Nomination & Remuneration Committee	
	A	B	A	B	A	B
Mr Dario Amara	5	5	5	5	2	2
Datuk Mohamed Zain Bin Mohamed Yusuf	5	5	5	5	2	2
Tan Sri Dato' Sri Mohd Anwar bin Haji Mohd Nor	5	5	5	5	2	2
Arun Bhatnagar	5	5	5	5	2	2
Mr Nathan Mahalingam	5	5	-	-	-	-
Mr Guy Burnett	5	5	-	-	-	-
Mr Peter Torre	5	5	5	5	2	2

A Number eligible to attend B Number attended

3. Insurance premium paid for Directors and Officers

The Company has paid an insurance premium in respect of a contract insuring each of the Directors of the Company named earlier in this report and the executive officers of the Company against liabilities and expenses, to the extent permitted by law, arising from claims made against them in their capacity as Directors and officers of the Company, other than conduct involving a wilful breach of duty in relation to the Company. Due to confidentiality clauses contained in the insurance policy the Limit of Liability and Premium paid has not been disclosed.

4. Unissued Shares under option

Unissued ordinary shares of Mission NewEnergy Ltd under option at the date of this report are:

Date options granted	Expiry date	Exercise price of options	Number under option
19 June 2009	1 May 2014	$15.00	1,995,009
17 November 2009	28 April 2014	$15.00	1,000,000

5. Company Secretary

Mr. Guy Burnett held the position of the company secretary from 29 September 2010. Mr Burnett is a Chartered Accountant. Mr Burnett previously held the position of Financial Controller for Umgeni Water, a large corporatized water utility in South Africa. He left Umgeni in 2004 to migrate to Western Australia with his family. Prior to joining the Company Mr Burnett was Manager: Corporate Accounting & Tax with Western Power. Prior to this Mr Burnett worked as Acting Financial Accountant for Water Corporation on a one year contract and served as a Manager with KPMG where he played a key role in assisting KPMG's clients in rolling out their IFRS accounting implementations.

6. Remuneration Report (Audited)

This report details the nature and amount of remuneration for each Director of Mission NewEnergy Limited and for the key management personnel.

Remuneration policy

The remuneration policy of Mission NewEnergy Limited is twofold:

- To create a remuneration structure that will allow Mission NewEnergy to attract, reward and retain qualified Executives and Non-Executive Directors who will lead Mission NewEnergy in achieving its strategic objectives,
- To provide and motivate the Executives and Non-Executive Directors with a balanced and competitive remuneration.

The specific objectives of the Executive Remuneration Policy are as follows:

- To motivate executive management to manage and lead the business successfully and to drive strong long-term organisational growth in line with the Group's strategy and business objectives,
- To drive successful organisational performance by incorporating an annual performance incentive and establish longer-term performance objectives,
- To further drive longer-term organisational performance through an equity-based reward structure,
- To make sure that there is transparency and fairness in executive remuneration policy and practices,
- To deliver a balanced solution addressing all elements of total pay [base-pay, incentive pay (cash and equity) and benefits],
- To make sure appropriate superannuation arrangements are in place for executives, and
- To contribute to appropriate attraction and retention strategies for executives.

The specific objectives of the Non-Executive Director remuneration policy are as follows:

- To attract and retain appropriately qualified and experienced Directors,
- To remunerate Directors fairly having regard to their responsibilities, including providing leadership and guidance to management,
- To build sustainable shareholder value by encouraging a longer-term strategic perspective, by not linking fees to the results of the Mission NewEnergy Group of Companies,
- The Non-Executive Directors do not receive performance based pay, and
- The maximum annual aggregate directors fee pool limit is $500,000 and was approved by shareholders at a general meeting on 19 October 2009.

Base fees (excluding superannuation)	1 July 2012 to 30 June 2013	1 July 2011 to 30 June 2012
Chairman	75,000	100,000
Deputy chairman	56,250	75,000
Non-executive Board member	37,500	50,000
Chairman of the Audit and Risk Committee	NIL	NIL
Chairman of the Nomination and Remuneration Committee	NIL	NIL

The Board of Mission NewEnergy Limited believes the remuneration policy to be appropriate and effective in its ability to attract and retain the best executives and Directors to run and manage the Group, as well as create goal congruence between Directors, executives and shareholders.

The Board's policy for determining the nature and amount of remuneration for board members and senior executives of the Group is as follows:

Remuneration Governance

The remuneration policy, setting the terms and conditions for the Executive Directors and other senior executives, was developed by the Nomination and Remuneration Committee and approved by the Board.

All executives are entitled to receive a base salary (which is based on factors such as length of service and experience), superannuation, fringe benefits, options and performance incentives.

The Nomination and Remuneration Committee review the executive packages annually by reference to the Group's performance, executive performance and comparable information from industry sectors.

The Directors and executives receive a superannuation guarantee contribution (or equivalent) required by the relevant government authority and do not receive any other retirement benefits.

All remuneration paid to Directors and executives is valued at the cost to the Company and expensed. Shares given to Directors and executives are valued as the difference between the market price of those shares and the amount paid by the Director or executive. Options are valued using an appropriate option pricing methodology.

In considering the Group's performance and benefits for shareholder wealth, the Board have regard to the following indices in respect of the current financial year and the previous four financial years:

	2013	2012	2011	2010	2009
Basic earnings/(loss) per share ($)	0.96	(0.69)	(3.50)	(20.76)	(12.00)
Dividends	-	-	-	-	-
Net profit/(loss) ($'000)	10,043	(6,130)	(21,670)	(97,800)	(23,755)
Share price ($)	0.005	0.15	4.9	13.00[1]	8.50

Current executive remuneration does not have a performance element included, however the Company does have a retention plan, which is discussed in detail below.

The board policy is to remunerate non-executive Directors at market rates for time, commitment and responsibilities. The Nomination and Remuneration Committee determines payments to the Non-Executive Directors and reviews their remuneration

[1] 2011, 2009 and 2008 have been adjusted by the 50:1 share consolidation that took place in April 2011.

annually, based on market practice, duties and accountability. Independent external advice was not sought during the financial year. The maximum aggregate amount of fees that can be paid to non-executive Directors is subject to approval by shareholders at the Annual General Meeting and is allocated to each non-executive Director based on responsibility, which include the Chairman of the Board, Chairman of the Audit and Risk Committee and Chairman of the Nomination and Remuneration Committee. Fees for non-executive Directors are not linked to the performance of the Group.

Key Management Personnel

The Company has defined the following classes of people as key management personnel:

- Non-executive Directors
- Executive Directors
- Management reporting directly to the Group Chief Executive Officer

Details of remuneration for the year ended June 2013

The remuneration for the key management personnel of the group during the year was as follows:

2013

	Salary	Short term Non-cash Benefits	Share based payments	Post employment Super Contribution	Total	Proportion of remuneration performance related	Value of options and performance shares as a proportion of remuneration
	$'000	$'000	$'000	$'000	$'000	%	%
Non-Executive Directors						-	-
Mr Dario Amara	75	-	-	7	82	-	-
Datuk Zain Yusuf	57	-	-	1	58	-	-
Mr. Peter Torre	38	-	-	3	41	-	-
Admiral (Ret) Tan Sri Dato' Sri Mohd Anwar bin Haji Mohd Nor	38	-	-	1	39	-	-
Mr Arun Bhatnagar	38	10	-	-	48	-	-
Total Non-executive Directors	**246**	**10**	**-**	**12**	**268**	**-**	**-**
Mr Nathan Mahalingam	288	-	-	-	288	-	-
Mr Guy Burnett	218	2	-	20	240	-	-
Total Executive Directors	506	2	-	20	528	-	-
Key management personnel							
Mr Samsudeen Ganny[2]	113	-	-	12	125	-	-
Datuk Azizan Bin Abd Rahman (non-executive Director of Mission Biofuels and Biotechnologies Sdn Bhd)[3]	9	-	-	-	9	-	-
Mr James Garton (Group Head of Corporate Finance)	221	-	-	15	236	-	-
Mr Sinnasami Nadason (Group Plantation Advisor)[4]	20	-	-	-	20	-	-
TOTAL KEY MANAGEMENT PERSONNEL	**1,115**	**12**	**-**	**59**	**1,186**	-	-

[2] Mr Ganny joined the group on 1 July 2011 as COO of the Refining operations.
[3] Datuk Azizan Bin Abd Rahman resigned on 21 December 2012.
[4] Mr Nadasan's resigned when his contract expired on 31 September 2012.

2012	Salary	Short term Non-cash Benefits	Share based payments	Post employment Super Contribution	Total	Proportion of remuneration performance related	Value of options and performance shares as a proportion of remuneration
	$'000	$'000	$'000	$'000	$'000	%	%
Directors						-	-
Mr Dario Amara	100	-	-	9	109	-	-
Datuk Zain Yusuf	75	-	-	1	76	-	-
Mr. Peter Torre	50	-	-	4	54	-	-
Admiral (Ret) Tan Sri Dato' Sri Mohd Anwar bin Haji Mohd Nor	50	-	-	1	51	-	-
Mr Arun Bhatnagar	50	18	-	-	68	-	-
Total Non-executive Directors	325	18	-	15	358	-	-
Mr Nathan Mahalingam	288	-	-	-	288	-	-
Mr Guy Burnett	218	-	-	20	238	-	-
Total Executive Directors	506	-	-	20	526	-	-
Key management personnel							
Mr Samsudeen Ganny[5]	113	-	49	14	176	28%	-
Mr Abu Bakar Bin Jani (non-executive Director of Mission Biofuels and Biotechnologies Sdn Bhd)[6]	13	-	-	-	13	-	-
Datuk Azizan Bin Abd Rahman (non-executive Director of Mission Biofuels and Biotechnologies Sdn Bhd)	19	-	-	-	19	-	-
Datuk Jaafar Abu Bakar (non-executive Director of Mission Biofuels and Biotechnologies Sdn Bhd)[7]	3	-	-	-	3	-	-
Mr James Garton (Group Head of Corporate Finance)	272	-	-	17	289	-	-
Mr Sinnasami Nadason (Group Plantation Advisor)	78	-	-	-	78	-	-
TOTAL	**1,329**	**18**	**49**	**66**	**1,462**	-	-

[5] Mr. Ganny joined the group on 1 July 2011 as COO of the Refining operations.
[6] Datuk Abu Bakar resigned on 29 February 2012
[7] Datuk Jafaar resigned on 31 August 2011

Equity settled Performance Rights

	Balance 30/6/2011	New Issue	Exercised	Lapsed	Balance 30/06/2012	New Issue	Exercised	Lapsed	Balance 30/06/2013	Vested and unexercised at 30/06/2013
	No.	No.	No.	No.	No.	No.	No.	No.	No.	No.
Director										
Nathan Mahalingam	33,334	-	(33,334)	-	-	-	-	-	-	-
Guy Burnett	39,334	-	(33,334)	(6,000)	-	-	-	-	-	-
					-					
Executives										-
James Garton	39,334	-	(33,334)	(6,000)		-	-	-	-	-
Samsudeen Ganny	-	20,000[8]	(10,000)	(10,000)	-	-	-	-	-	-
Total	**112,002**	**20,000**	**(110,002[9])**	**(22,000)**	-	**-**	**-**	**-**	**-**	**-**

Performance Rights

The performance conditions of the performance rights were chosen to encourage staff retention and to drive company performance. The achievement of the performance condition is deemed achieved if:

a) the employee is still in employment within the Group on the vesting date where the performance criteria is for service, and
b) measured against audited financial results where company performance is the vesting condition.

[8] Grant date was 1 July 2011, share price and fair value on grant date was $4.90. 10,000 of the performance rights vest on 31 December 2011 for service and 10,000 vest on 30 June 2011 if the refining operations are cash flow positive for the 2011 financial year.
[9] The weighted average exercise price was $5.47 for performance rights exercised in 2011.

Employment contracts of Directors and senior executives

Non-executive Directors have no service contract with Mission NewEnergy Ltd. Their compensation for the year ended 30 June 2013 and future years is based on market-related compensation and there is no agreement by Mission NewEnergy Ltd to pay a pre-determined compensation during the year ended 30 June 2013 and future financial years. There is also no agreement by Mission NewEnergy Ltd to pay any pre-determined amounts in the event of my termination.

The employment conditions of the Group Chief Executive Officer, Chief Financial Officer and the Head of Corporate Finance are formalised in contracts of employment, which the Directors consider to be on reasonable and commercial terms.

The employment agreements contain the following terms and conditions:

- standard leave entitlements; fixed terms of 2 years, with Mission NewEnergy able to terminate the employment prior to the expiration of the maximum term by giving 2 months' notice and;
  - a payment equivalent to 12 months salary for the Group Chief Executive Officer and
  - a payment equivalent to 3 months' salary for the Chief Financial Officer and Head of Corporate Finance, except in the case where termination is as a result of a change in control in the business where it will be 12 months' salary;
- employee able to do the same by giving 2 months notice;
- rights of summary dismissal are preserved;
- total remuneration is subject to yearly review, but an increase is not guaranteed;
- no provision for automatic bonus payments;
- no probationary periods; and
- cascading post employment restraints.
- A retention plan has been approved by the Board in April 2013 where each executive will receive, upon continued employment, at the end of June 2015 a proportion of their annual salary based on the following criteria:

Criteria	Retention plan
Sale of the 100,000 tpa refinery OR successful start-up of profitable operations	3 months' salary
Sale of 250,000 tpa refinery OR successful start-up of profitable operations	3 months' salary
Successful closure of the Feedstock business	2 months' salary
Sale/settlement of PTSON for an amount greater than US$2.8m	4 months' salary

The Chief Operating Officer in Malaysia is on a one-year contract expiring on 30 June 2014 and includes standard leave entitlements, with a one-month notice period.

The following table reflects the terms of the employment agreements:

Name	Term of agreement	Base salary including superannuation	Termination benefit
Nathan Mahalingam *Chief Executive Officer*	Terminates 30 June 2015	A$290,000	12 months salary
Guy Burnett *Chief Financial Officer*	Terminates 30 June 2015	A$240,350	3/12 months salary (refer to commentary above)
James Garton *Head of Corporate Finance*	Terminates 30 June 2015	A$218,500	3/12 months salary (refer to commentary above)
Samsudeen Ganny *Chief Operating Officer: Refining*	Terminates 30 June 2014	MYR[10]399,600	Remaining value of contract

No remuneration consultants were used during the current or previous financial year.

Voting and comments made at the company's 2012 Annual General Meeting
Mission NewEnergy Ltd received more than 84% of "yes" votes on its remuneration report for the 2012 financial year. The company did not receive any specific feedback at the AGM on its remuneration report.

End of Audited Remuneration report.

7. Principal Activities

The principal activities of the group during the financial year were:

- 100,000 tpa Biodiesel Plant in Malaysia during the financial year
  - Due to uneconomic conditions and lack of visibility into further profitable sales contracts the refinery remained in care and maintenance since June 2012. In April 2013 it was announced that this refinery has been sold. At 30 June 2013 the Group was in the process of completing the conditions precedent for sale conclusion.
- 250,000 tpa Biodiesel Plaint in Malaysia
  - The 250,000tpa is under care and maintenance. Mission has referred the matter of handover and settlement with KNM Process Systems SDN BHD ("KNM") to arbitration since March 2012 and the process is still ongoing.
- Feedstock and wind power establishment in India
  - Mission has substantially downsized the feedstock operations, with the windmills in operation.

[10] MYR = Malaysian Ringitt

- Downstream Palm Oil Joint Venture Project
    - This venture was undertaken to establish a new downstream palm oil and oleo-chemical complex in North Sumatra, which in the first stage was expected to consist of a 600,000 tpa edible oil refinery, a 250,000 tpa Methyl Ester ("biodiesel") plant and a 100,000 tpa Fatty Alcohol plant. The Group is in Arbitration with the joint venture partner and expects that this will result in the sale of its equity interests to the Joint Venture partner as provided for in the Joint Venture agreement.

Other than the items mentioned above there were no significant changes in the nature of the principal activities during the financial year.

8. Operating and Financial Review

Revenue for the Group amounted to $8.4 million (2012: $38.2 million). Net cash used in operating activities was $3.7 million (2012: $4.9 million). The net profit of the Group amounted to $10.0 million (2012: $6.1 million loss).

9. Review of Operations

Biodiesel Refining

The raw materials and finished goods inventories on hand at the beginning of the year were sold and the proceeds were used to sustain the administration of the plant.

In April 2013, Mission entered into an agreement with Felda Global Ventures Downstream Sdn Bhd (FGVD) to sell the 100,000 tpa biodiesel refinery for U$ 11.5 million. FGVD is a wholly owned subsdiary of Felda Global Venture Holdings Berhad, a public company in Malaysia and listed on the Malaysia Stock Exchange. The majority of the conditions precedent to complete the sale of the 100,000 tpa refinery were completed at the date of this report and hence the Company has reflected a reversal of previous asset impairment to the value of the sale, being A$12.2 million.

Mission's second refinery (250,000 tpa)

The 250,000tpa is under care and maintenance of the EPCC contractor. The matter of handover and settlement has been referred to arbitration.

Impairment of refinery assets

The Board reviews the carrying value of its refinery assets at each reporting date. At 30 June 2013 the Company continues to impair any additions to the refineries. A further $0.1 million has been impaired.

The asset value of 100,000 tpa Biodiesel refinery was fully impaired in 2010. With the sale of the assets to Felda Global Venture Downstream Sdn Bhd, the impaired value has been reversed to the sale value of U$11.5 million.

Upstream Feedstock Business

Mission has essentially completed the restructure, which had commenced in the prior year, and the operations have been substantially downsized and the Group continues to look for opportunities to dispose assets.

Downstream Palm Oil Joint Venture Project

The Group has initiated arbitration proceedings against the Joint Venture partner for failing to meet the terms of the Joint venture agreement.

Wind farm business

The two windmills owned by the Company of 1.65 MW each, generated and sold under a Power Purchase Agreement 4,766,168 kwh during the twelve months to 30 June 2013.

Capital Markets and Funding

In November 2012 the Group successfully completed a Convertible Note exchange offer, which removed all further coupon payments and increased the number of shares issued upon conversion of notes from 4:1 to 433:1.

In October 2012 the Group raised $0.1 million to meet short term funding needs. In February 2013, the Group completed a loan agreement with SLW International to provide the company with a US$5 million line of credit facility.

10. Financial Position

The Group realised an operating profit for the year ended 30 June 2013 of $10.0 million (2012: $6.1 million loss), with net cash used in operating activities of $3.7 million (2012: $4.9 million). At reporting date, the current assets less current liability deficit were $11.0 million (2012: $6.0 million surplus) and a net asset deficiency of $12.5 million (2012: $24.4 million). The current asset deficiency is primarily as a result of the convertible note now being shown as a current liability as it is payable within one year. The net asset deficiency is primarily as a result of the impairment of the majority of the refinery assets during the current and previous financial years (refer to note 5a).

During the financial year, the Company has successfully renegotiated the conversion of the series two convertible notes into series three convertible notes. The key changes being a new conversion ratio of 1 note for 433 ordinary shares should the note holders convert, and the elimination of the 4% coupon previously payable. At 30 June 2013, the Company has a non-current liability for the series two convertible notes of A$32.9 million (nominal value).

The Group has access to the working capital facility from SLW International for ongoing operating cash requirements. In addition the Group is in discussion with the note holders in respect to the possible amendment of the terms of the Convertible Notes including, but not limited to the possible extension of the Maturity Date which is currently May 2014.

11. Dividends Paid or Recommended

No dividends have been paid or declared for payment.

12. Events subsequent to reporting date

Other than the matters mentioned below, there have been no significant subsequent events up until the date of signing this Financial Report.

The majority of the conditions precedent to complete the sale of the 100,000 tpa refinery were completed at the date of this report and hence the Company has reflected a reversal of previous asset impairment to the value of the sale, being A$12.2 million.

13. Significant Changes in State of Affairs

There have been no significant changes to the state of affairs up to the date of signing this Financial Report.

14. Likely developments, Prospects and Business Strategies

The company is focused on maximising stakeholder value through operation or divestment of assets.

The company intends to keep its Malaysian assets in care and maintenance while awaiting a favourable change in operating conditions or if deemed to be economically beneficial to stakeholders may sell the assets for an equity position in a related company or for cash value.

The company will see what the outcome of the arbitration proceedings with the Indonesian Joint Venture partners to seek a way forward with the Indonesian Oleo-chemical project. The company expects that this will result in the sale of its equity interests.

The company will continue to look at other related opportunities and projects on a continued basis, which are expected to create synergies with existing projects to enhance shareholder value, including potential reverse merger opportunities.

15. Proceedings on behalf of the Company

No person has applied for leave of Court to bring proceedings on behalf of the company or intervene in any proceedings to which the company is a party for the purpose of taking responsibility on behalf of the company for all or any part of those proceedings. The company was not a party to any such proceedings during the year.

16. Rounding off

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the financial report and Directors' report have been rounded off to the nearest thousand dollars, unless otherwise stated.

17. Non audit services

The Board of Directors, in accordance with advise from the audit and risk committee, is satisfied that the services disclosed below did not compromise the external auditor's independence for the following reasons:

- All non-audit services are reviewed and approved by the audit and risk committee prior to commencement to ensure they do not adversely affect the integrity and objectivity of the auditor, and
- The nature of the services provided does not compromise the general principles relating to auditor independence in accordance with APES 110: Code of Ethics for professional Accountants set by the Accounting Professional and Ethics Standards Board.

The Group's auditors have not provided other assurance or non-assurance services during the year. Refer to Note 10 for details of amounts paid to the Group's auditors during the year

18. Environmental regulations

Mission NewEnergy Ltd operations are not subject to any particular or significant environmental regulation under a law of the Commonwealth or of a State or Territory in Australia.

19. The lead auditor's independence declaration

The lead auditor's independence declaration, in accordance with S307C of the Corporations Act 2001 for the year ended 30 June 2013 has been received and can be found on page 28 of the Directors' Report.

Signed in accordance with a resolution of the Board of Directors.

Nathan Mahalingam
Group Chief Executive Officer
Date: 27 September 2013

Tel: +8 6382 4600
Fax: +8 6382 4601
www.bdo.com.au

38 Station Street
Subiaco, WA 6008
PO Box 700 West Perth WA 6872
Australia

DECLARATION OF INDEPENDENCE BY BRAD MCVEIGH TO THE DIRECTORS OF MISSION NEWENERGY

As lead auditor for the audit of Mission NewEnergy Limited for the year ended 30 June 2013, I declare that to the best of my knowledge and belief, there have been:

- no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and
- no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Mission NewEnergy Limited and the entities it controlled during the period.

Brad McVeigh

Director

BDO Audit (WA) Pty Ltd

Perth, 27 September 2013

CONSOLIDATED STATEMENT OF PROFIT AND LOSS FOR THE YEAR ENDED 30 JUNE 2013

	Note	2013 $'000	2012 $'000
Sales revenue	7	169	27,543
Other income	7	8,244	10,659
Total revenue		**8,413**	**38,202**
Changes in Inventory		(357)	(4,786)
Cost of materials	8a	(11)	(21,367)
Employee benefits expense	8b	(1,618)	(3,221)
Net foreign exchange gains/(losses)		(1,418)	355
Consultants' expenses		(115)	(692)
Impairment	5a	11,494	(4,759)
Shareholder expenses		(109)	(249)
Travel expenses	8e	(93)	(407)
Rental expenses		(81)	(137)
Other expenses	8c	(1,296)	(2,865)
Depreciation and amortisation expenses		(7)	(258)
Finance Cost – amortisation	8d	(3,394)	(1,084)
Finance Costs		(654)	(2,159)
Profit/(loss) before income tax		**10,754**	**(3,427)**
Income tax (expense)/benefit	9	20	(16)
Net profit /(loss) before non-controlling interest		**10,774**	**(3,443)**
Loss for the year from discontinued operations	36	(717)	(2,755)
Profit/(Loss) for the year		**10,057**	**(6,198)**
Profit/(Loss) is attributable to:			
Owners of Mission NewEnergy Ltd		10,043	(6,130)
Non-controlling interests		14	(68)
		10,057	**(6,130)**
Earnings/(loss) per share for the year attributable to Members of Mission NewEnergy Ltd ($)	11	0.96	(0.69)
Diluted earnings/(loss) per share attributable to Members of Mission NewEnergy Ltd ($)	11	0.96	(0.69)

The above Consolidated Income Statement should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED 30 JUNE 2013

	2013 $'000	2012 $'000
Profit/(Loss) for the period	10,043	(6,130)
Other comprehensive income		
Items that may be reclassified through profit and loss		
Exchange differences on translating foreign operations	1,803	(195)
Items that will not be reclassified through profit and loss		
Gain on settlement of Series 1 convertible note	-	1,473
Loss on settlement of Series 2 convertible note	(5,854)	-
Effective portion of change in fair value of cash flow hedge	-	(39)
Other comprehensive (loss)/income for the period net of tax	(4,051)	1,239
Total comprehensive profit/(loss) for the period attributable to the parent	5,992	(4,891)
Attributable to non-controlling equity interests	14	(68)
Total comprehensive (loss) for the period	6,006	(4,959)

The above Consolidated Statement of Comprehensive Income should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS AT 30 JUNE 2013

	Note	2013 $'000	2012 $'000
CURRENT ASSETS			
Cash and cash equivalents	12	1,420	1,456
Trade and other receivables	13	3,833	4,225
Biological assets	14	-	-
Inventories	15	-	1,192
Other financial assets	16	12	581
Other assets	20	221	204
Current tax assets	23	-	24
Total current assets		5,486	7,682
Non-current assets held for sale	36	14,573	2,286
Total current assets		20,059	9,968
NON-CURRENT ASSETS			
Property, plant and equipment	18	6	681
Intangible assets	19	-	-
Deferred tax assets	23	-	-
Other Assets	20	40	54
Total non-current assets		46	735
TOTAL ASSETS		20,105	10,703
CURRENT LIABILITIES			
Trade and other payables	21	1,679	1,930
Financial Liabilities	22	27,404	83
Short-term provisions		136	104
		29,219	2,117
Liabilities included in disposal group held for sale	22/36	1,832	1,812
Total current liabilities		31,051	3,929

NON-CURRENT LIABILITIES			
Financial liabilities	22	1,558	31,215
Deferred tax liabilities	23	-	-
Total non-current liabilities		1,558	31,215
TOTAL LIABILITIES		32,609	35,144
NET ASSETS (DEFICIT)		(12,504)	(24,441)

EQUITY			
Issued capital	24	110,415	110,320
Reserves	25	13,323	5,684
(Accumulated losses)		(136,188)	(140,377)
Non-controlling Interests	35	(54)	(68)
Total Equity/(Deficiency)		(12,504)	(24,441)

The above Consolidated Statement of Financial Position should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 30 JUNE 2013

	Ordinary Share Capital	Retained Earnings (Accumulated Losses)	Share Based Payments Reserve	Foreign Currency Translation Reserve	Convertible Notes Reserve	Cash flow hedge reserve	Non-controlling Interests	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Balance as at 30 June2011	**96,801**	**(135,720)**	**4,868**	**(1,673)**	**5,937**	**39**	**-**	**(29,748)**
(Loss) attributable to members of parent entity	-	(6,130)	-	-	-	-	-	(6,130)
Other Comprehensive income	-	1,473	-	(195)	(3,292)	(39)	-	(234)
Total comprehensive income	**96,801**	**(140,377)**	**4,868**	**(1,868)**	**2,645**	**-**	**-**	**(37,931)**
Transactions with owners in their capacity as owners								
Conversion of convertible notes to equity	13,239	-	-	-	-	-	-	13,239
Expenses for options and performance rights	-	-	39	-	-	-	-	39
Issue of Shares to Advisory Board	280	-	-	-	-	-	-	280
Non-controlling interest	-	-	-	-	-	-	(68)	(68)
Balance as at 30 June 2012	**110,320**	**(140,377)**	**4,907**	**(1,868)**	**2,645**	**-**	**(68)**	**(24,441)**
Profit attributable to members of parent entity	-	10,043	-	-	-	-	-	10,043

	Ordinary Share Capital	Retained Earnings (Accumulated Losses)	Share Based Payments Reserve	Foreign Currency Translation Reserve	Convertible Notes Reserve	Cash flow hedge reserve	Non-controlling Interests	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Other Comprehensive income	-	(5,854)	-	1,803	5,836	-	-	1,785
Total comprehensive income	**110,320**	**(136,188)**	**4,907**	**(65)**	**8,481**	**-**	**(68)**	**(12,613)**
Transactions with owners in their capacity as owners								
Issue of Shares	95	-	-	-	-	-	-	95
Non-controlling interest	-	-	-	-	-	-	14	14
Balance as at 30 June 2013	**110,415**	**(136,188)**	**4,907**	**(65)**	**8,481**	**-**	**(54)**	**(12,504)**

The above Consolidated Statement of Changes in Equity should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 30 JUNE 2013

	Note	2013 $'000	2012 $'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Receipts from customers		891	32,232
Payments to suppliers and employees		(3,861)	(35,374)
Interest received		3	289
Finance costs		(746)	(2,023)
Income tax paid		(2)	5
Net cash (used in) operating activities	29	(3,715)	(4,871)
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of property, plant and equipment		(22)	(615)
Proceeds and deposit from sale of assets		1,860	170
Release of performance bond and deposits		510	103
Acquisition of subsidiary		-	(950)
Advance to related entity		-	(2,676)
Net cash provided / (used in) investing activities		2,348	(3,968)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from share issue (net of costs)		95	-
Proceeds from borrowings		1,613	-
Repayments of borrowings		(358)	(5,461)
Net cash provided / (used by) by financing activities		1,350	(5,461)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(17)	(14,300)
Cash and cash equivalents at beginning of the financial year		1,456	15,761
Effects of exchange rate fluctuations of cash held in foreign currencies		(19)	(5)
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL YEAR	12	1,420	1,456

The above Consolidated Statement of Cash Flows should be read in conjunction with the accompanying notes.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2013 (Contd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of operations and general information

Mission NewEnergy Limited is a company domiciled in Australia (ACN: 117 065 719) and:

- listed on the ASX (MBT) with its operations in Malaysia, Indonesia and India;
- that owns and operated a 100,000 tpa (approx. 30 million gallons p.a.) biodiesel plant at Kuantan in Malaysia producing biodiesel which is in the process of being sold;
- that is in the process of finalising the transfer of a 250,000 tpa (approx. 75 million gallons p.a.) trans-esterification plant constructed by KNM Process Systems Sdn Bhd to Mission. In March 2012 Mission decided that due to being unable to reach a settlement with KNM Process Systems SDN BHD ("KNM") as it relates to the handover and final acceptance for Mission's 250,000 tpa biodiesel plant, the matter has been referred to arbitration;
- that has significantly downsized its upstream feedstock business in India and is now focussed on divesting the remaining Indian assets and accordingly this segment is classified as a discontinued operation;
- that owns two wind energy turbines of 1.65 MW each in India which sell electricity to a Western Indian utility under a 13 year power purchase agreement. The Board has resolved to sell these windmills and accordingly they are classified as non-current assets held for sale.

2. Basis of preparation

Statement of compliance

The financial report is a general purpose financial report which has been prepared in accordance with Australian Accounting Standards (AASB's) (including Australian interpretations) issued by the Australian Accounting Standards Board (AASB) and the Corporations Act 2001. The consolidated financial report of the Group complies with International Financial Reporting Standards (IFRSs) and Interpretations issued by the International Accounting Standards Board (IASB). Mission NewEnergy Limited is a for-profit entity for the purpose of preparing the financial statements.

Basis of measurement

The financial report has been prepared on an accruals basis and is based on historical costs modified by the revaluation of selected non-current assets, financial assets and financial liabilities for which the fair value basis of accounting has been applied. All amounts shown are in Australian dollars ($A) unless otherwise stated.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2013 (Contd.)

The financial statements have been prepared on a going concern basis. The ability of the Group to continue as a going concern and pay its debts as and when they fall due is dependent on the continued support of its investors, bankers and suppliers.

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with the Class Order, amounts in the financial report have been rounded off to the nearest thousand dollars, unless otherwise stated.

The Group has applied amendments to the Corporation Act (2001) that remove the requirement for the Group to lodge parent entity financial statements. Parent entity financial statements have been replaced by the specific parent entity disclosures in Note 33.

Going Concern

The Group realised an operating profit for the year ended 30 June 2013 of $10.0 million (2012: $6.1 million), with net cash used in operating activities of $3.7 million (2012: $4.9 million). At reporting date, the current assets less current liability deficit was $11.0 million (2012: $6.0 million surplus) and a net asset deficiency of $12.5 million (2012: $24.4 million). The current asset deficiency is primarily as a result of the convertible note now being shown as a current liability as it is payable within one year. The net asset deficiency is primarily as a result of the impairment of the majority of the refinery assets during the current and previous financial years (refer to note 5a).

During the financial year, the Company has successfully renegotiated the conversion of the series two convertible notes into series three convertible notes. The key changes being a new conversion ratio of 1 note for 433 ordinary shares should the note holders convert, and the elimination of the 4% coupon previously payable. At 30 June 2013, the Company has a non-current liability for the series two convertible notes of A$32.9 million (nominal value).

The Group has access to the working capital facility of US$5 million from SLW International for ongoing operating cash requirements, of which US$1.3 million has been drawn down at 30 June 2013. In addition the Group is in discussion with the note holders in respect to the possible amendment of the terms of the Convertible Notes including, but not limited to the possible extension of the Maturity Date which is currently May 2014.

The Directors believe that at the date of this report the Group has sufficient financial resources at 30 June 2013 to meet its committed financial liabilities.

The Financial Statements have been prepared on a going concern basis which has been assessed based on detailed cash flow forecasts extending out twelve months from the date of this financial report. The cash flow forecasts from operations are based on the forecast cash flows required to sustain the business and cash on hand at 30 June. The cash flow forecasts do not take into account any capital

commitments as these are not foreseen to be payable within the forthcoming twelve months.

The ability of the Group to continue as a going concern in the ordinary course of business and to achieve the business growth strategies and objectives is dependent upon the ability of the Group to do a sufficient combination of the following things to enable its commitments to be met:

- Generate positive cash flows from operations.
- Raise cash through sale of assets and recovery of receivables.
- Renegotiate the maturity date of the convertible notes.
- Raise cash through the issue of further equity.

The Directors consider that there are reasonable grounds to expect that the Group will be able to meet its commitments and liabilities through the measures listed above, and accordingly have prepared the financial report on a going concern basis in the belief that the Group will realise its assets and settle its liabilities and commitments in the normal course of business and for at least the amounts stated in the financial report. However, should the Group not be successful in the matters discussed above, there is material uncertainty whether the Group will be able to continue as a going concern.

Functional and Presentation currency

The consolidated financial statements are presented in Australian Dollars. The functional currencies of the operating units are as follows:

- Refining operations - Malaysian Ringgit
- Feedstock operations – Indian Rupee
- Downstream Palm Oil Joint Venture Project – Indonesian Rupiah
- USA operations - United States Dollar
- Other – Australian Dollar.

The Board of Directors approved this financial report on 27 September 2013.

3. Statement of Significant Accounting Policies

Except where stated, these accounting policies have been consistently applied by each entity in the Group and are consistent with those of the previous year.

a. Principles of Consolidation

The consolidated financial statements comprise the financial statements of Mission NewEnergy Limited and its subsidiaries, as defined in Accounting Standard AASB

127 'Consolidated and Separate Financial Statements'. These include Mission Biotechnologies Sdn Bhd (MBTSB), Mission Biofuels Sdn Bhd, Enviro Mission Sdn Bhd, Mission Agro Energy Limited Mission, Biofuels (India) Pvt Limited and Oleovest PL,.

A list of controlled and jointly controlled entities with details of acquisitions and disposals is contained in Note 17 to the financial statements. All controlled entities have a 30 June financial year-end.

All inter-company balances and transactions between entities in the Consolidated Group, including any unrealised profits or losses, have been eliminated on consolidation. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies applied by the parent entity.

Where controlled entities have entered or left the Consolidated Group during the year, their operating results have been included/excluded from the date control was obtained or until the date control ceased.

Non-controlling interests in the equity and results of the entities that are controlled are shown as a separate item in the consolidated financial report.

b. Business combinations

The Group applies the acquisition method in accounting for business combinations. The consideration transferred by the Group to obtain control of a subsidiary is calculated as the sum of the acquisition-date fair values of assets transferred, liabilities incurred and the equity interests issued by the Group, which includes the fair value of any asset or liability arising from a contingent consideration arrangement. Acquisition costs are expensed as incurred. The Group recognises identifiable assets acquired and liabilities assumed in a business combination regardless of whether they have been previously recognised in the acquiree's financial statements prior to the acquisition. Assets acquired and liabilities assumed are generally measured at their acquisition-date fair values. Goodwill is stated after separate recognition of identifiable intangible assets. It is calculated as the excess of the sum of a) fair value of consideration transferred, b) the recognised amount of any non-controlling interest in the acquiree and c) acquisition-date fair value of any existing equity interest in the acquiree, over the acquisition-date fair values of identifiable net assets. If the fair values of identifiable net assets exceed the sum calculated above, the excess amount (i.e. gain on a bargain purchase) is recognised in profit or loss immediately.

c. Income Tax

The charge for current income tax expense is based on the profit/(loss) for the year adjusted for any non-assessable or disallowed items. It is calculated using the tax rates that have been enacted or are substantially enacted by the reporting date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. No deferred income tax will be recognised from the initial recognition of an asset or liability, excluding a business combination, where there is no effect on accounting or taxable profit or loss.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or liability is settled. Deferred tax is credited in the income statement except where it relates to items that may be credited directly to equity, in which case the deferred tax is adjusted directly against equity.

Deferred income tax assets are recognised to the extent that it is probable that future tax profits will be available against which deductible temporary differences can be utilised.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the Group will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

d. Inventories

Inventories are measured at the lower of cost and net realisable value.

e. Property, Plant and Equipment

Each class of property, plant and equipment is carried at cost less, where applicable, any accumulated depreciation and impairment losses.

The cost of fixed assets constructed within the Group includes the cost of materials, direct labour, borrowing costs and an appropriate proportion of fixed and variable overheads.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

f. Depreciation

The depreciable amount of all fixed assets including buildings and capitalised leased assets, but excluding freehold land, is depreciated on a straight-line basis over their useful lives commencing from the time the asset is held ready for use. Leasehold

improvements are depreciated over the shorter of either the unexpired period of the lease or the estimated useful lives of the improvements.

Class of Fixed Asset	Depreciation Rate
Buildings	5%
Leasehold improvements	10%
Machinery and equipment	10%
Biodiesel Plant	5%
Computer equipment	20% - 33%
Motor Vehicles	20%
Office equipment	10%
Leased plant and equipment	10%
Windmills	4.75%

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each reporting date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with the carrying amount. These gains and losses are included in the income statement.

g. Leases

Leases of fixed assets, where substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership that is transferred to entities in the Group, are classified as finance leases.

Finance leases are capitalised by recording an asset and a liability at the lower of the amounts equal to the fair value of the leased property or the present value of the minimum lease payments, including any guaranteed residual values. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period.

Leased assets are depreciated on a straight-line basis over the shorter of their estimated useful lives or the lease term.

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred.

Lease incentives under operating leases are recognised as a liability and amortised on a straight-line basis over the life of the lease term.

h. Financial Instruments

Recognition

Financial instruments are initially measured at fair value on trade date, which includes transaction costs (except where the instrument is classified as 'fair value through profit or loss' in which case transaction costs are expensed to profit or loss immediately), when the related contractual rights or obligations exist. Subsequent to initial recognition these instruments are measured as set out below.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are stated at amortised cost using the effective interest rate method.

Compound financial instruments (Convertible Notes)

Compound financial instruments issued by the Group comprise convertible notes that can be converted to share capital at the option of the holder, and the number of shares to be issued does not vary with changes in their fair value. The liability component of a compound financial instrument is recognised initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognised initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts. Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortised cost using the effective interest method. The equity component of a compound financial instrument is not remeasured subsequent to initial recognition.

Interest, dividends, losses and gains relating to the financial liability are recognised in profit or loss. On conversion, the financial liability is reclassified to equity; no gain or loss is recognised on conversion.

Held-to-maturity investments

These investments have fixed maturities, and it is the Group's intention to hold these investments to maturity. Any held-to-maturity investments held by the Group are stated at amortised cost using the effective interest rate method.

Available-for-sale financial assets

Available-for-sale financial assets include any financial assets not included in the above categories. Available-for-sale financial assets are reflected at fair value. Unrealised gains and losses arising from changes in fair value are taken directly to equity.

Financial liabilities

Non-derivative financial liabilities are recognised at amortised cost.

Fair value

Fair value is determined based on current bid prices for all quoted investments. Valuation techniques are applied to determine the fair value for all unlisted securities, including recent arm's length transactions, reference to similar instruments and option pricing models.

Hedge accounting

The Group holds derivative financial instruments to hedge its foreign currency exposures. On initial designation of the derivative as the hedging instrument, the Group formally documents the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy in undertaking the hedge transaction and the hedged risk, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Group makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be "highly effective" in offsetting the changes in the fair value or cash flows of the respective hedged items attributable to hedged risk, and whether the actual results of each hedge are within a range of 80 - 125 percent. For a cash flow hedge of a forecast transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported profit or loss. Derivatives are recognised initially at fair value; attributable transaction costs are recognised in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value and changes therein are accounted for as described below.

Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognised in other comprehensive income and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognised immediately in profit or loss. When the hedged item is a non-financial asset, the amount recognised in equity is included in the carrying amount of the asset when the asset is recognised. In other cases the amount accumulated in equity is reclassified to profit or loss in the same period that the hedged item affects profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. If the forecast transaction is no longer expected to occur, then the balance in equity is reclassified in profit or loss.

Impairment of financial assets

At each reporting date, the Group assesses whether there is objective evidence that a financial instrument has been impaired. Impairment losses are recognised in the income statement.

i. Impairment of non-financial Tangible and Intangible Assets

At each reporting date, the Group reviews the carrying values of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If such an indication exists, the recoverable amount of the asset, being the higher of the asset's fair value less costs to sell and value in use, is compared to the asset's carrying value. Any excess of the asset's carrying value over its recoverable amount is expensed to the income statement.

Impairment testing is performed at each reporting date for goodwill and intangible assets with indefinite lives.

Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

j. Intangibles

Goodwill

Goodwill on consolidation is initially recorded at the amount by which the purchase price for a business or for an ownership interest in a controlled entity exceeds the fair value attributed to its net assets at date of acquisition. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

k. Research and development

Expenditure during the research phase of a project is recognised as an expense when incurred. Development costs are capitalised only when technical feasibility studies identify that the project will deliver future economic benefits and these benefits can be measured reliably.

Development costs have a finite life and will be amortised on a systematic basis matched to the future economic benefits over the useful life of the project. As the development phase is still in progress, amortisation has not commenced. The estimated useful life of this asset will be determined when the development stage is complete.

l. Foreign Currency Transactions and Balances

Functional and presentation currency

The functional currency of each of the Group's entities is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in Australian dollars which is the parent entity's functional and presentation currency.

Transaction and balances

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the

transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items are recognised in the income statement, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognised directly in equity to the extent that the gain or loss is directly recognised in equity, otherwise the exchange difference is recognised in the income statement.

Group companies

The financial results and position of foreign operations whose functional currency is different from the Group's presentation currency are translated as follows:

- assets and liabilities are translated at year-end exchange rates prevailing at that reporting date;
- income and expenses are translated at average exchange rates for the period where this is not materially different from the rate at the date of the transaction; and
- retained earnings are translated at the exchange rates prevailing at the date of the transaction.

Exchange differences arising on translation of foreign operations are transferred directly to the Group's foreign currency translation reserve in the statement of financial position. These differences are recognised in the income statement in the period in which the operation is disposed.

m. Employee Benefits

Provision is made for the company's liability for employee benefits arising from services rendered by employees to reporting date. Employee benefits that are expected to be settled within one year have been measured at the amounts expected to be paid when the liability is settled, plus related on-costs. Employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits.

Equity-settled compensation

Equity settled share-based payments are measured at fair value at the date of grant. Fair values of options are measured using the Black Scholes model. Fair value of performance rights are based on the closing share price on the date of grant. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations. The fair value determined at the grant date of the equity settled share share-based payments is expensed on a straight-line basis over the vesting period, based on the Group's estimate of shares that will eventually vest.

n. Trade and Other Payables

Trade payables and other accounts payable are recognised when the Group becomes obliged to make future payments resulting from the purchase of goods and services.

o. Provisions

Provisions are recognised when the Group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

p. Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of 3 months or less, and bank overdrafts. Bank overdrafts are shown within short-term borrowings in current liabilities on the statement of financial position.

q. Revenue Recognition

Revenue from the sale of goods is recognised upon the delivery of goods to customers, when reasonable certainty exists that such revenues will be realised and the risks and rewards of ownership have been transferred.

The change in the fair value of biological assets (refer accounting policy 3v) is recognised in revenue in the period in which the change in fair value occurs.

Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

Dividend revenue is recognised when the right to receive a dividend has been established. Dividends received from associates and joint venture entities are accounted for in accordance with the equity method of accounting.

Revenue from the rendering of a service is recognised upon the delivery of the service to the customers

All revenue is stated net of the amount of goods and services tax (GST).

r. Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalised during the period of time that is necessary to complete and prepare the asset for its intended use. Other borrowing costs are expensed in the period in which they are incurred.

s. Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office. In these circumstances the GST is recognised as part of the cost of acquisition of the

asset or as part of an item of the expense. Receivables and payables in the statement of financial position are shown inclusive of GST

Cash flows are presented in the statement of cash flows on a gross basis, except for the GST component of investing and financing activities, which are disclosed as operating cash flows

t. Government Grants

Government grants are recognised at fair value where there is reasonable assurance that the grant will be received and all grant conditions will be met. Grants relating to expense items are recognised as income over the periods necessary to match the grant to the costs they are compensating. Grants relating to assets are credited to deferred income at fair value and are credited to income over the expected useful life of the asset on a straight-line basis.

u. Rounding of Amounts

The parent entity has applied the relief available to it under ASIC Class Order 98/100 and accordingly, unless otherwise stated, amounts in the financial report and directors' report have been rounded off to the nearest $1,000

v. Non-current assets held for sale

Non-current assets held for sale are measured at the lower of cost or fair value less cost to sell when the assets is available for immediate sale and expected to be sold within 12 months. No depreciation is recorded over the assets held for sale.

Liabilities are classified as 'held for sale' and presented as such in the statement of financial position if they are directly associated with a disposal group.

w. Biological assets

Biological assets, in the form of Jatropha Curcas saplings, are measured at fair value less estimated point of sale costs, with the changes in fair value during the period recognised in the Income Statement. Points of sale costs include all costs that would be necessary to sell the asset.

x. Earnings per share

Basic earnings per share are calculated by dividing the profit attributable to owners of the company, excluding costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year.

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after tax effect of interest and other financing costs associated with the dilutive potential ordinary shares, and the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

y. Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2013 (Contd.)

4. New standards and interpretations not yet adopted

The following new/amended accounting standards and interpretations have been issued, but are not mandatory for financial years ended 30 June 2013. They have not been adopted in preparing the financial statements for the year ended 30 June 2013 and are expected to impact the entity in the period of initial application. In all cases the entity intends to apply these standards from application date as indicated in the table below.

Standards Likely to Have a Financial Impact

AASB reference	**Title and Affected Standard(s):**	**Nature of Change**	**Application date:**	**Impact on Initial Application**
AASB 9 (issued December 2009 and amended December 2010)	Financial Instruments	The following requirements have generally been carried forward unchanged from AASB 139 *Financial Instruments: Recognition and Measurement* into AASB 9: • Classification and measurement of financial liabilities; and • Derecognition requirements for financial assets and liabilities. However, AASB 9 requires that gains or losses on financial liabilities measured at fair value are recognised in profit or loss, except that the effects of changes in the liability's credit risk are recognised in other comprehensive income.		The amendments require that any changes in fair value attributable to the liability's credit risk be recognised in other comprehensive income instead of profit or loss. There will be no impact on the financial statements when these amendments are first adopted because they apply prospectively from 1 January 2015.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2013 (Contd.)

AASB reference	Title and Affected Standard(s):	Nature of Change	Application date:	Impact on Initial Application
AASB 10 (issued August 2011)	Consolidated Financial Statements	Introduces a single 'control model' for all entities, including special purpose entities (SPEs), whereby all of the following conditions must be present: • Power over investee (whether or not power used in practice) • Exposure, or rights, to variable returns from investee • Ability to use power over investee to affect the entity's returns from investee. Potential voting rights are only considered when determining if there is control when they are substantive (holder has practical ability to exercise) and the rights are currently exercisable. This may result in possibly fewer instances of control.	Annual reporting periods beginning on or after 1 January 2013	When this standard is first adopted for the year ended 30 June 2014, there will be no impact on transactions and balances recognised in the financial statements because the entity does not have any special purpose entities or because the new definition of control does not change the classification of any of the entities investments in subsidiaries, joint arrangements or associates.
AASB 10 (issued August 2011) – contd.	Consolidated Financial Statements	Additional guidance included to determine when decision making authority over an entity has been delegated by a principal to an agent. Factors to consider include: • Scope of decision making authority • Rights held by other parties, e.g. kick-out rights • Remuneration and whether commensurate with services provided • Decision maker's exposure to variability of returns from other interests held in the investee.		

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2013 (Contd.)

AASB reference	Title and Affected Standard(s):	Nature of Change	Application date:	Impact on Initial Application
AASB 11 (issued August 2011)	Joint Arrangements	Joint arrangements will be classified as either 'joint operations' (where parties with joint control have rights to assets and obligations for liabilities) or 'joint ventures' (where parties with joint control have rights to the net assets of the arrangement). Joint arrangements structured as a separate vehicle will generally be treated as joint ventures and accounted for using the equity method (proportionate consolidation no longer allowed).	Annual reporting periods beginning on or after 1 January 2013	When this standard is first adopted for the year ended 30 June 2014, there will be no impact on transactions and balances recognised in the financial statements because the entity has not entered into any joint arrangements.
AASB 13 (issued September 2011)	Fair Value Measurement	Currently, fair value measurement requirements are included in several Accounting Standards. AASB 13 establishes a single framework for measuring fair value of financial and non-financial items recognised at fair value in the statement of financial position or disclosed in the notes in the financial statements.	Annual reporting periods beginning on or after 1 January 2013	The entity has yet to conduct a detailed analysis of the differences between the current fair valuation methodologies used and those required by AASB 13. However, when this standard is adopted for the first time for the year ended 30 June 2014, there will be no impact on the financial statements because the revised fair value measurement requirements apply prospectively from 1 July 2013.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2013 (Contd.)

AASB reference	Title and Affected Standard(s):	Nature of Change	Application date:	Impact on Initial Application
AASB 13 (issued September 2011) - cont	Fair Value Measurement	Additional disclosures required for items measured at fair value in the statement of financial position, as well as items merely disclosed at fair value in the notes to the financial statements. Extensive additional disclosure requirements for items measured at fair value that are 'level 3' valuations in the fair value hierarchy that are not financial instruments, e.g. land and buildings, investment properties etc.	Annual reporting periods beginning on or after 1 January 2013	When this standard is adopted for the first time for the year ended 30 June 2014, additional disclosures will be required about fair values.
AASB 2012-9 (issued December 2012)	Amendment to AASB 1048 arising from the Withdrawal of Australian Interpretation 1039	Deletes Australian Interpretation 1039 *Substantive Enactment of Major Tax Bills In Australia* from the list of mandatory Australian Interpretations to be applied by entities preparing financial statements under the *Corporations Act 2001* or other general purpose financial statements.	Annual reporting periods beginning on or after 1 January 2013	There will be no impact on first-time adoption of this amendment as the group does not account for proposed changes in taxation legislation until the relevant Bill has passed through both Houses of Parliament, which is consistent with the views expressed by the Australian Accounting Standards Board in their agenda decision of December 2012.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2013 (Contd.)

Standards Likely To Have A Disclosure Impact Only

AASB reference	Title and Affected Standard(s):	Nature of Change	Application date:	Impact on Initial Application
AASB 12 (issued August 2011)	Disclosure of Interests in Other Entities	Combines existing disclosures from AASB 127 Consolidated and Separate Financial Statements, AASB 128 Investments in Associates and AASB 131 Interests in Joint Ventures. Introduces new disclosure requirements for interests in associates and joint arrangements, as well as new requirements for unconsolidated structured entities.	Annual reporting periods beginning on or after 1 January 2013	As this is a disclosure standard only, there will be no impact on amounts recognised in the financial statements. However, additional disclosures will be required for interests in associates and joint arrangements, as well as for unconsolidated structured entities
AASB 2012-6 (issued September 2012)	Amendments to Australian Accounting Standards - Mandatory Effective Date of AASB 9 and Transition Disclosures	Defers the effective date of AASB 9 to 1 January 2015. Entities are no longer required to restate comparatives on first time adoption. Instead, additional disclosures on the effects of transition are required.	Annual reporting periods beginning on or after 1 January 2015	As comparatives are no longer required to be restated, there will be no impact on amounts recognised in the financial statements. However, additional disclosures will be required on transition, including the quantitative effects of reclassifying financial assets on transition.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2013 (Contd.)

AASB 2013-3 (issued June 2013)	Amendments to AASB 136 – Recoverable Amount Disclosures for Non-Financial Assets	Clarifies the disclosure requirements for cash-generating units (CGUs) with significant amounts of goodwill and intangibles with indefinite useful lives and also adds additional disclosures when recoverable amount is determined based on fair value less costs to sell.	1 January 2014	As this standard amends disclosure requirements only, there will be no impact on amounts recognised in the financial statements. The recoverable amount for CGUs with significant amounts of goodwill and intangibles with indefinite lives will only be required to be disclosed where an impairment loss has been recognised. However, there will be additional disclosures about the level of the fair value hierarchy where recoverable amount for a CGU is determined based on fair value less costs to sell.

5. Critical Accounting Estimates and Judgments

The preparation of annual financial reports requires the Board to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. The Board evaluates estimates and judgments incorporated into the financial report based on historical knowledge and best available current information. Estimates assume a reasonable expectation of future events and are based on current trends and economic data, obtained both externally and within the Group. Actual results may differ from these estimates

Except as described below, in preparing this consolidated financial report, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that were applied to the consolidated financial report as at end for the year ended 30 June 2013. During the twelve months ended 30 June 2013 management reassessed its estimates in respect of:

a. Impairment of assets

The Group assesses impairment of assets at each reporting date by evaluating conditions specific to the Group that may lead to impairment. Where an impairment trigger exists, the recoverable amount of the asset is determined.

Goodwill

All goodwill was fully impaired at June 2012.

Credit risk of receivables

Malaysian operations

Credit risk for receivables at 30 June 2013 in the refining operations result from amounts recoverable from an EPCC contractor whereby the Group incurred costs during commissioning testing which the EPCC contractor was obliged to pay. This receivable is now part of arbitration and trial proceedings with the EPCC contractor and have not been impaired.

Indian Operations

Sales of electricity, which is under a power purchase agreement, and the resultant receivable are to a large Indian State Owned enterprise and hence credit risk is deemed low and hence no impairment has been made.

Property, Plant and Equipment

Property, plant and equipment are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. Where a review for impairment is conducted, the recoverable amount is assessed by reference to the higher of 'value in use' (being the net present value of expected future cash flows of the relevant cash generating unit) and 'fair value less costs to sell'.

Impairment of refineries

Due to uneconomic conditions and lack of visibility into further profitable sales contracts the 100,000 tpa refinery was put into care and maintenance in June 2012. The 250,000tpa is under care and maintenance of the EPCC contractor and yet to be handed over to Mission.

The Board reviews the carrying value of its refinery assets at each reporting date.

Due to the majority of the conditions precedent to complete the sale of the 100,000 tpa refinery were completed at the date of this report and hence the Company has reflected a reversal of previous asset impairment to the value of the sale, being A$12.2 million.

Further impairment for the 250,000 tpa refinery has been provided during the year ended 30 June 2013 for capital additions to a value of $45 thousand.

Windmill impairment

At 30 June 2013, the Board re-assessed the carrying value of the windmills. In determining value in use of the windmills, future cash flows are based on forecast future revenue levels which are based on forecast electricity generation and contracted rates per Kwh, and forecast future maintenance expenses. Value in use was calculated based on the present value of cash flow projections over the anticipated lives of the assets, with the assets having an anticipated life of 20 years, with a discount rate based on a rate of funding available, being 14%, from the region in which the windmills operate. No further impairment was provided for in the 2013 financial year.

Goodwill has arisen as a result of the purchase of equity in Oleovest PL. The Board has reviewed the carrying value of goodwill in this segment and has determined that due to the termination of the joint venture agreement with PTPN 111, the goodwill value of $0.95 million has been impaired.

	June 2013	June 2012
	$000	$000
Impairment of refineries	45	2,210
Impairment reversal of refineries	(12,219)	-
Impairment of other assets	-	1,108
Impairment of Goodwill	-	950
Impairment of trade receivables	-	189
Impairment of inventories and biological assets	680	302
Total	**(11,494)**	**4,759**

Investments in subsidiaries

Investments held by the parent entity, Mission NewEnergy Limited, are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. The recoverable amount is assessed by reference to the higher of 'value in use' (being the net present value of expected future cash flows of the relevant cash generating unit) and 'fair value less costs to sell'.

In line with the impairment of the carrying value of assets in the subsidiaries, the parent entity has impaired the value of all subsidiaries to zero, except for the receivable from PT Sinergi Oleo Nusantara, which is carried at cost. This accounting adjustment has no impact on the cash flows or the Consolidated Financial Statements of the Group. Refer to note 33: Parent Information for further details.

6. Determination of fair value

A number of the Groups accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods.

Share based payment transactions

The fair value of the employee share options is measured using the Black-Scholes option pricing model, with the fair value of performance rights being based on the share price of Mission NewEnergy Limited on the date of approval. Measurement inputs include the share price on measurement date, exercise price of the instrument, expected volatility, weighted average expected life of the instrument, expected dividends and the risk free interest rate. Service and non-market performance conditions are not taken into account in determining the fair value.

7. Sales revenue

	2013 $'000	2012 $'000
Sales Revenue		
- Sales of goods	159	27,265
- Interest received	10	278
Total revenue	169	27,543
Other Income		
Gain on sale of assets	146	-
Gain on settlement of convertible notes	7,748	10,300

	2013 $'000	2012 $'000
Sundry income	350	359
Total Other income	8,244	10,659

During the year the company converted the outstanding Series Two convertible notes to Series Three convertible notes. The Series Two convertible notes represented a $32.9 million liability that were due in May 2014 along with a half yearly coupon at 4% per annum. The Series three convertible notes have the same nominal value and maturity date; however do not attract a coupon charge. The conversion resulted in a reporting gain of $7.7 million

8. Expenses

	2013 $'000	2012 $'000
8a) Cost of materials	11	21,367
Total	11	21,367
8b) Employee costs		
Wages and Salaries	1,576	2,740
Contribution to defined contribution plans	42	182
Equity settled share based payments expense	-	299
	1,618	3,221
8c) Other expenses:		
Audit fees	64	138
Advertising	-	2
Business acquisition costs	-	501
Computer maintenance & consumables	5	58
Communication expenses	47	211
Insurance costs	247	218
Legal fees	532	195
Plant operating costs	229	1,007

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2013 (Contd.)

	2013 $'000	2012 $'000
Asset maintenance	9	137
Other administrative costs	163	398
Total	1,296	2,865

8d) Finance Costs		
Amortisation of liability portion of convertible notes	3,394	1,067
Amortisation of convertible note issue costs	-	17
Total	3,394	1,084

8e) Travel expenses		
Corporate travel	65	274
Operations	28	133
	93	407

9. Income tax

		2013 $'000	2012 $'000
a. The components of tax expense comprise			
Current tax		20	16
Deferred tax	23	-	-
		20	16
b. The prima facie tax on the profit (loss) from ordinary activities before income tax is reconciled to the income tax as follows:			
Accounting profit/(loss) before tax		10,754	(3,427)
Loss for the year from discontinued operations		(717)	(2,755)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2013 (Contd.)

Total loss for the year	10,037	(6,182)
Prima facie tax (benefit)/expense on profit/ (loss) from ordinary activities before income tax at 30%	3,013	(1,855)
Adjusted for:		
Tax effect of:		
- overseas tax rate differential	(496)	267
- Impairment of non-assessable item	(4,390)	995
- other non-assessable items	1,893	609
	20	16
Add:		
Over provision for income tax in prior year	-	-
Income tax attributable to entity	20	16
The applicable weighted average effective current tax rate is as follows:	25%	-[11]

Deferred tax assets on temporary differences and losses are not recognised because it is not probable that future taxable profit will be available against which the unused tax losses can be used. Refer to note 23 for further disclosures on deferred tax assets and liabilities.

10. Auditors' Remuneration

	2013 $'000	2012 $'000
Audit services		
Remuneration of the auditor of the parent entity for:		
- auditing or reviewing the financial reports – previous auditor	-	123
- auditing or reviewing the financial reports – current auditor	71	-

11. Earnings per share

a. Reconciliation of earnings to profit or loss

Earnings used in calculation of both ordinary and dilutive EPS	10,043	(6,130)

[11] No effective tax rate calculated due to the loss position.

b. Weighted average number of ordinary shares outstanding during the year used in calculating basic EPS	10,481,820	8,919,299
Effect of:		
- Performance Rights and options	-	-
Weighted average number of ordinary shares outstanding during the year used in calculating dilutive EPS	10,481,820	8,919,299

Diluted earnings per share exclude convertible notes, performance rights and options that had an exercise price above the average market price during the period they existed. All the potential ordinary shares were anti-dilutive as they were all below the conversion price. Where a loss is made, all convertible notes, performance rights and options are excluded as the impact of including them would be to reduce the loss per share. The table below reflects the entire number of equity instruments in issue at each period end, which could potentially dilute basic earnings per share (i.e. numbers above are included in the table below):

	2013	2012
	$'000	$'000
Issued ordinary shares	10,870,275	9,452,415
Convertible notes	505,904	505,904
Employee and third party share options	-	-
Employee performance rights	1,600	1,600
Share issue options (warrants)	2,995,009	2,995,009
TOTAL	**14,372,788**	**12,954,928**

12. Cash and cash equivalents

	2013	2012
	$'000	$'000
Cash at bank and in hand	1,419	1,420
Short-term bank deposits	1	36
	1,420	1,456
Reconciliation of cash		
Cash and cash equivalents	1,420	1,456
	1,420	1,456

See note 32, Financial Instruments, for information on risk exposures for cash and cash equivalents.

13. Trade and Other Receivables

	2013 $'000	2012 $'000
CURRENT		
Trade receivables	-	1,089
Other receivables[12]	3,833	3,136
Less: Impairment provision	-	-
TOTAL	3,833	4,225
NON – CURRENT		
Trade receivables	-	18,772
Less: Impairment provision	-	(16,589)
Less: Discount charge	-	(2,183)
TOTAL	-	-

At each reporting date, the Board assesses the likely timing of recoverability of receivables and bases this assessment on a number of significant assumptions and estimates. Please refer to note 5, critical accounting estimates and judgements, and note 32 for a detailed discussion around credit risk, provisioning and age analysis of trade and other receivables. With the downsizing of operations in India all receivables were fully written off. The timing and recoverability of the current other receivables is dependant on the timing of arbitration proceedings.

14. Biological Assets

Mission Biofuels India Pvt Limited grew Jatropha Curcas saplings from seeds, which met the definition of a biological asset and were carried on the statement of financial position at fair value. With the decision to substantially downsize the operations in India, Mission Biofuels India Pvt Limited has NIL (2012: NIL) saplings on hand in its controlled nurseries.

	2013 $'000	2012 $'000
Opening Balance	-	88
Add: Increase in fair value due to new plantations	-	-
Less: Sale of saplings transferred to trade receivables	-	-
Less: Impairment of biological asset	-	(99)
FX adjustments	-	11

[12] Included in Current: Other Receivables is an amount of A$2.7m relating to the investment into the palm oil project in Indonesia which the Board deems to be recoverable within the forthcoming twelve months.

Closing Balance	-	-

Regulatory and environmental risks, supply and demand risk and Climate and other risks

With the decision to discontinue operations in this region, the material risks relating to this operation have been eliminated or minimised.

15. Inventories

	2013 $'000	2012 $'000
CURRENT		
Raw Material and stores - cost	-	577
Finished goods – cost	-	615
	-	1,192

The above is shown at the lower of cost and net realisable value.

16. Other Financial Assets

Current

Sundry financial assets	12	581
	12	581

17. Investments in subsidiaries and Jointly controlled entities

A Controlled Entities Consolidated

	Country of Incorporation	Percentage Owned (%) 2013	2012
Parent Entity:			
Mission NewEnergy Limited	Australia		
Subsidiaries of Mission NewEnergy Limited:			
Mission Biotechnologies Sdn Bhd	Malaysia	100	100
Mission Biofuels Sdn Bhd	Malaysia	100	100
Enviro Mission Sdn Bhd[13]	Malaysia	-	100

[13] Enviro Mission Sdn Bhd, a dormant entity was disposed during the financial year.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2013 (Contd.)

Mission Agro Energy Limited	Mauritius	100	100
Mission NewEnergy USA LLC,[14]	USA	-	100
PJ Trading Pennsylvania, LLC[15]	USA	-	100
PJ Trading, LLC[16]	USA	-	100
Oleovest PL	Singapore	85	85
Subsidiaries of Mission Agro Energy Limited			
Mission Biofuels India Private Limited	India	100	100

b. Jointly controlled entities

Subsidiaries of Mission Biofuels India Private Limited			
Mission Agro Diesel (India) Private Limited	India	51	51

MBIPL had acquired 51.01% of the issued capital of Mission Agro Diesel (India) Private Limited on 8 March 2007 with the corporate decision making process resulting in joint control. On 2 May 2008 the Board resolved to sell or deregister Mission Agro Diesel (India) Pvt Limited. The full value of the investment in Mission Agro Diesel (India) Private Limited has been provided for. As at reporting date this company had not been sold or deregistered.

In February 2012 Mission acquired 85% of Oleovest PL, a Singapore registered company, which in turn owns 70% of PT Sinergi Oleo Nusantara, an Indonesian registered company. Oleovest PL has terminated the joint venture agreement in PT Sinergi Oleo Nusantara.

---

14 Mission NewEnergy USA LLC (formerly Scarborough Beach Holdings, LLC), being a dormant entity, was deregistered on 10 September 2012

15 PJ Trading Pensylvania, LLC, being a dormant entity, was deregistered on 23 July 2012

16 PJ Trading, LLC, being a dormant entity, was deregistered on 9 August 2012

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2013 (Contd.)

18. Property Plant and Equipment

18a. Property plant and equipment

	Land and Building	Office Equipment	Computer Equipment and software	Motor Vehicle	Plant and Equipment	Asset Under Construction	Biodiesel Plant	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Cost at 30 June 2011	**1,391**	**403**	**776**	**187**	**4,776**	**40,492**	**25,599**	**73,624**
Additions	-	25	43	-	-	673	92	833
Foreign Currency Translation	(104)	(46)	286	(2)	(760)	(653)	3,425	2,146
Held for Sale (Current Asset)	(515)	-	-	-	(3,998)	-	-	(4,513)
Disposal	(189)	(3)	(150)	(53)	-	-	(48)	(443)
Cost at 30 June 2012	**583**	**379**	**955**	**132**	**18**	**40,512**	**29,068**	**71,647**
Additions	-	-	5	-	-	45		50
Foreign Currency Translation	(1)	11	48	12	-	5,016	-	5,086
Transferred to Non-current Assets Held for Sale (Current Asset)	(24)	(242)	(138)	(8)	(18)	-	(29,068)	(29,498)
Disposal	(558)	-	-	(21)	-	(8)		(587)
Cost at 30 June 2013	**-**	**148**	**870**	**115**	**-**	**45,565**	**-**	**46,698**

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2013 (Contd.)

Accumulated Depreciation and Impairment								
Accumulated Depreciation and Impairment at 30 June 2011	**120**	**193**	**584**	**126**	**2,411**	**39,537**	**23,993**	**66,964**
Depreciation for the year (continuing operation)	8	11	121	31	-	-	87	258
Depreciation for the year (discontinued operation)	28	62	33	3	131	-	-	257
Impairment	-	63	359	-	-	1,300	1,596	3,318
Foreign Currency Translation	(17)	(27)	(22)	(2)	(395)	(325)	3,401	2,613
Held for Sale (Current Asset)	(98)	-	-	-	(2,129)	-	-	(2,227)
Disposal	-	(2)	(168)	(38)	-	-	(9)	(217)
Accumulated Depreciation and Impairment at 30 June 2012	**41**	**300**	**907**	**120**	**18**	**40,512**	**29,068**	**70,966**
Depreciation for the year (continuing operation)	3	-	4	-	-	-	-	7
Impairment – Refer to note 5a	-	-	-	-	-	45	-	45
Foreign Currency Translation	(8)	11	49	13	-	5,008	-	5,073
Transferred to Non-current Assets Held for Sale (Current Asset)	-	(163)	(96)	(6)	(18)	-	(29,068)	(29,351)
Disposal	(36)	-	-	(12)	-	-	-	(48)
Accumulated Depreciation and Impairment at 30 June 2013	**-**	**148**	**864**	**115**	**-**	**45,565**	**-**	**46,692**
Carrying Amounts								
At 30 June 2012	**515**	**-**	**5**	**9**	**-**	**-**	**-**	**681**

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2013 (Contd.)

At 30 June 2013	-	-	6	-	-	-	-	6

18b. Non-current assets held for sale

	Land and Building	Office Equipment	Computer Equipment and software	Motor Vehicle	Plant and Equipment	Asset Under Construction	Biodiesel Plant	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Cost at 30 June 2011	-	-	-	-	-	-	-	-
Foreign Currency Translation	-	-	-	-	-	-	-	-
Transfer from Property Plant and Equipment	515	-	-	-	3,998	-	-	4,513
Cost at 30 June 2012	**515**	-	-	-	**3,998**	-	-	**4,513**
Foreign Currency Translation	25	1	10	-	169	-	-	205
Transfer from Property Plant and Equipment	24	242	138	8	18	-	29,068	29,498
Asset Disposal	-	(160)	(41)	(8)	-	-	-	(209)
Cost at 30 June 2013	**564**	**83**	**107**	-	**4,185**	-	**29,068**	**34,007**
Accumulated Depreciation and Impairment								
Accumulated Depreciation and Impairment at 30 June 2011	-	-	-	-	-	-	-	-
Depreciation for the year	-	-	-	-	-	-	-	-
Transfer from Property Plant and Equipment	98	-	-	-	2,129	-	-	2,227
Foreign Currency Translation	-	-	-	-	-	-	-	-
Accumulated Depreciation and Impairment at 30 June 2012	**98**	-	-	-	**2,129**	-	-	**2,227**
Depreciation for the year (discontinued operations) – Refer note 36	26	24	34	2	58	-	-	144
Impairment – Refer to note 36	27	1	4	-	318	-	-	350
Reversal of Impairment – Refer to note 5a	-	-	-	-	-	-	(12,219)	(12,219)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2013 (Contd.)

Foreign Currency Translation	(21)	1	-	-	97	-	(354)	(277)
Transfer from Property Plant and Equipment	-	163	96	6	18	-	29,068	29,351
Disposal	-	(106)	(27)	(8)	-	-	-	(141)
Accumulated Depreciation and Impairment at 30 June 2013	**130**	**83**	**107**	**-**	**2,619**	**-**	**16,495**	**19,434**
Carrying Amounts								
At 30 June 2012	**417**	**-**	**-**	**-**	**1,869**	**-**	**-**	**2,286**
At 30 June 2013	**434**	**-**	**-**	**-**	**1,566**	**-**	**12,573**	**14,573**

Impairment loss

Refer to note 5, Critical Accounting estimates for a detailed discussion on the impairment of assets.

Assets under construction

These relate to the second biodiesel plant (being the 250,000 tpa plant) under construction in Malaysia. At 30 June 2013 the transfer of this plant to Mission and final payment is under arbitration. See note 26 on capital commitments relating to this plant.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2013 (Contd.)

19. Intangible Assets

	2013 $'000	2012 $'000
Goodwill		
Carrying amount at beginning of year	-	-
Additions	-	950
Impairment of Goodwill	-	(950)
FX Adjustments	-	-
Carrying amount at end of year	-	-

Additions to goodwill for the previous year relate to the acquisition of 85% of shares in Oleovest PL. Refer to note 5a for a discussion on impairment testing of goodwill and note 17 for details of ownership of subsidiaries.

20. Other Assets

CURRENT		
Prepayments	129	204
Security Deposits	92	-
	221	204

Prepayments are primarily insurance premiums.

NON-CURRENT		
Security Deposits	40	54
	40	54

21. Trade and Other Payables

CURRENT		
Unsecured liabilities:		
Trade payables	176	1,314
Interest accrued	-	646
Sundry payables and accrued expenses	247	-
Deposit received on sale of 100,000 tpa refinery[17]	1,257	-
	1,679	1,930

[17] This initial deposit was received pursuant to the sale of the 100,000 tpa biodiesel plant in Malaysia.

22. Financial Liabilities

	2013 $'000	2012 $'000
CURRENT		
Secured loans	-	83
Convertible Notes		
- Nominal value (unsecured)	32,884	-
- Equity portion of convertible note	(8,481)	-
- Amortisation of equity portion	3,001	-
	27,404	83
Current-liabilities included in disposal group held for sale	1,832	1,812
NON-CURRENT		
Secured loans	1,558	114
Convertible Notes (unsecured)		
- Nominal value (unsecured)	-	32,884
- Equity portion of convertible note	-	(2,644)
- Amortisation of equity portion	-	861
	1,558	31,215

The secured loans and liabilities in the disposal group held for sale above relate to financing of the windmills and a working capital facility in India. The wind and property assets are held as security against the loan funding the windmills, and the working capital facility is secured over the shares of Mission Biofuels India PL. The non-current secured loans are secured over all refining assets and the Indonesian investment.

Convertible notes - **Series 3 notes**

At 30 June 2013 the following convertible notes were in existence:

Units	505,904
Maturity date	22 May 2014
Interest rate per annum	0%
Convertible into ordinary shares at the option of the Holder or the Company in the circumstances set out in the Terms and Conditions of the Notes.	1 note for 433 ordinary shares
Conversion price	$65.00

23. Tax

	2013 $'000	2012 $'000
Liabilities		
CURRENT		
Current Tax liability / (asset)	-	(24)
NON-CURRENT		
Deferred tax liability comprises:		
Unrealised FX gains	-	-
Accruals	-	-
Other	-	-
Total	-	(24)
Assets		
Deferred tax assets comprise:		
Provisions	-	-
Transaction costs included in equity	-	-
Other	-	-
	-	-
Reconciliations		
i. Gross Movements		
The overall movement in the deferred tax account is as follows:		
Opening balance	-	-
(Charge)/credit to income statement	-	-
Foreign currency translation difference	-	-
Closing balance	-	-
ii. **Deferred Tax Liability**		
The movement in deferred tax liability for each temporary difference during the year is as follows:		
Tax allowances relating to unrealised FX gains:		
Opening balance	-	-
Charged to the income statement	-	-

Closing balance	-	-
Tax allowances relating to accruals:		
Opening balance	-	-
Charged to the income statement	-	-
Closing balance	-	-
Other		
Opening balance	-	-
Charge to the income statement	-	-
Foreign currency translation difference	-	-
Closing Balance	-	-

iii. **Deferred tax assets**

The movement in deferred tax assets for each temporary difference during the year is as follows:

Provisions:		
Opening balance	-	-
Charged to the income statement	-	-
Closing balance	-	-
Transactions costs on equity issue:		
Opening balance	-	-
(Charged)/Credited directly to equity	-	-
Closing balance	-	-
Other		
Opening balance	-	-
Charged/(Credited) to the income statement	-	-
Closing balance	-	-

Deferred tax assets on losses to a value of $6.1 million to date are not brought to account due to not being probable of being recovered. In addition, deferred tax assets for deductible temporary differences of A$2.5 million and deferred tax liabilities for temporary differences of $0.5 million have not been brought to account.

24. Issued Capital

Fully paid ordinary shares (Issued and authorised)	2013 Number	2013 $'000	2012 Number	2012 $'000
At the beginning of reporting period	9,452,415	110,320	8,512,259	96,801
Ordinary shares issued				
- July 2011	-	-	18,444	113
- January 2012	-	-	10,168	167
- October 2012	1,417,860	95	-	-
Shares issued on performance right conversion during the year	-	-	116,004	-
Subtotal	**10,870,275**	**110,415**	**8,656,875**	**97,801**
Shares issued from conversion of convertible notes	-	-	795,540	13,239
At reporting date	**10,870,275**	**110,415**	**9,452,415**	**110,320**

Ordinary shares participate in dividends and the proceeds on winding up of the parent entity in proportion to the number of shares held.

At the shareholders meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

The ordinary shares issued in April, June and November 2009 includes a warrant (option). Each warrant entitles the holder to acquire one ordinary share of Mission NewEnergy at an exercise price of A$15.00. The Warrants may not be exercised on a "cashless" or "net exercise" basis. In addition, a Warrant will not entitle the holder to participate in a new issue of ordinary shares or other securities of Mission NewEnergy unless the Warrant has been exercised. The expiration date for exercise of the Warrants will be 30 April 2014. However, if at any time on or after April 15, 2012 the immediately preceding 20-trading day volume weighted average price (as published by or derived from the Australian Securities Exchange) is at least A$50.00, the Company may give written notice to each warrant holder that if such holder does not exercise its Warrants within 15 days from the date of such notice, then the Warrants would expire on that 15th day. The Warrants will not be listed on any stock exchange.

Shares issued in February 2010 and April 2011 did not include a warrant.

The following warrants and options were in existence at reporting date:

	2013	2012
Warrants – from share issues	2,995,009	2,995,009
Employee performance rights	1,600	1,600
Total	2,996,609	2,996,609

a. **Options and Performance Shares**

For information relating to the Mission NewEnergy Limited option and performance right plans, including details of options and performance shares issued, exercised and lapsed during the financial year and the options outstanding at year-end, refer to Note 30.

b. **Capital Management**

Management controls the capital of the Group in order to maintain an appropriate debt to equity ratio, provide the shareholders with adequate returns and ensure that the Group can fund its operations and continue as a going concern. Due to the stage that the business is in, managements preferred approach is to fund the business with equity, however where equity funding is not available debt funding is considered. Management reviews historic and forecast cash flows on a regular basis in order to determine funding needs.

The Group's debt and capital includes ordinary share capital, performance shares, convertible notes and financial liabilities, supported by financial assets.

The convertible notes include the following key covenants:

(i) comply with the Conditions of the convertible notes;

(ii) maintain its corporate existence;

(iii) not amend its Constitution or alter the voting or other rights attached to Shares in a manner that is prejudicial to the interests of Noteholders;

(iv) not do or omit to do anything that would preclude the issue of a valid Cleansing Notice on the date such notice is required to be issued under the Conditions;

(v) make disclosure of material information to the public as required by the Listing Rules, or the rules of any other stock exchange on which it is listed and the Corporations Act or any other applicable law;

(vi) not incur a total debt obligation (including any unconverted Convertible Notes outstanding at any given time) of higher than 2.5x Group's net worth (being paid up equity plus any retained earnings) without the prior consent of at least 75% of Noteholders (on the basis of one vote for every Convertible Note held unconverted).

(vii) not issue more than 25% of the Company's share capital in options or convertible notes, without the prior consent of at least 75% of Noteholders (on the basis of one vote for every Convertible Note held at such time unconverted).

(viii) maintain the capacity to issue sufficient Shares to enable the conversion of all of the outstanding Convertible Notes into Shares in accordance with the Conditions.

(ix) ensure that in the event of either material asset sales or consolidation or merger or other business combination transactions, that the Noteholders be given at least 5 Business Days notice prior to the event and that the obligation on the notes are assumed by the surviving entity or acquiring entity such that the value of the Notes are not diminished by the event. In any case given such an event the Noteholders can require the surviving or acquiring company to redeem the Outstanding Notes for their Face Value plus any accrued but unpaid interest.

The Company has complied with these provisions during the reporting period.

There are no other externally imposed capital requirements.

Management effectively manages the Group's capital by assessing the Group's financial risks and adjusting its capital structure in response to changes in risks and in the market. These responses include the management of debt levels, distributions to shareholders and share issues.

There have been no changes in the strategy adopted by management to control the capital of the Group since the prior year.

25. Reserves

1. Share based payments reserve

The share based payments reserve arose on the cumulative issue of 70,000 options and 415,000 performance shares to various officers of the Company. Refer to note 30 for details of the share based payments.

Amounts are transferred out of the reserve and into issued capital when the options are exercised, or if lapsed, then transferred to retained earnings.

2. Foreign currency translation reserve

The foreign currency translation reserve records exchange differences arising on translation of foreign controlled subsidiaries.

3. Convertible Notes Reserve

The Convertible Notes reserve is used to record the equity component, less the cost of issue, of the convertible notes.

26. Capital and Leasing Commitments

	2013 $'000	2012 $'000
a. **Operating Lease Commitments**		
- not later than 12 months	182	154
- between 12 months and 5 years	982	849
- greater than 5 years	2,074	2,032
	3,238	3,035

Mission Biotechnologies Sdn Bhd has entered into a lease of 2 lots totalling 24,000 sq metres of land at Kuantan Port, Malaysia. The term of the sub-lease is from 1st March 2006 to 30th December 2027. The rental value increases by 10%, commencing 1 January 2007, and subsequently every three years, starting 1 January 2011. Every 3 years, commencing 1st January 2007, the annual rental will be increased by 10%. At the date of this report this lease has been novated to Felda as part of the sale of the 100,000 tpa refinery.

Mission Biofuels Sdn Bhd has entered into a lease of 2 lots totalling 24,000 sq metres of land at Kuantan Port, Malaysia for the 250,000 TPA plant. The term of the sub-lease is from 1st June 2007 to 31st December 2027. The rental value increases by 10%, commencing 1 January 2010, and subsequently every three years, starting 1 January 2010. Every 3 years, commencing 1st January 2013, the annual rental will be increased by 10%.

Capital Expenditure Commitments

	2013 $'000	2012 $'000
Capital expenditure commitments contracted for: -		
Acquisition and installation biodiesel plants[18]	2,614	3,483
Other	-	-
	2,614	3,483

[18] This value is net of late delivery charges and other costs and counter claims the Group believes are eligible to offset against the completion payments of the second biodiesel plant.

27. Contingent Liabilities and Contingent Assets

A subsidiary within the group has terminated a JV agreement in Indonesia and is in discussion with the JV party to determine an appropriate way forward. This may result in an inflow greater than the value invested, however at this stage it is not possible to quantify this value.

A subsidiary of the company has received various claims for payments from the contractor liable to complete the construction of Missions 250,000 tpa refinery. The subsidiary company disputes these claims and has counter claimed on various matters. In addition the subsidiary company has submitted that all these matters should be heard as part of the arbitration proceedings. These may result in an outflow or inflow of cash resources to the company however it is not possible to quantify this value.

The Group is not aware of any other contingent liabilities or contingent assets as at 30 June 2013.

28. Segment Reporting

**NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2013 (Contd.)**

	Biodiesel Refining (Malaysia)	Corporate (Continuing Operations)	Consolidated (Continuing Operations)	Jatropha and Power Generation (India) (Discontinued Operations)	Consolidated (Continuing and Discontinued Operations)
	2013	2013	2013	2013	2013
	$'000	$'000	$'000	$'000	$'000
Revenue					
Revenue from external customers	159	-	**159**	361	**520**
Interest received	8	2	**10**	-	**10**
Other revenue	495	7,749	**8,244**	8	**8,252**
Total segment revenue	662	7,751	**8,413**	369	**8,782**
Changes in Inventory	(357)	-	**(357)**	-	**(357)**
Costs of materials	(11)	-	**(11)**	(87)	**(98)**
Employee benefits expense	(445)	(1,173)	**(1,618)**	(128)	**(1,746)**
Impairment	11,494	-	**11,494**	(403)	**11,091**
Depreciation and amortisation	(3)	(4)	**(7)**	(144)	**(151)**

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2013 (Contd.)

Interest expense	(3)	(4,046)	**(4,049)**	(232)	**(4,281)**
Other expenses	(1,967)	(1,144)	**(3,111)**	(92)	**(3,203)**
Segment result before tax	**9,370**	**1,384**	**10,754**	**(717)**	**10,037**
Profit/loss from ordinary activities before income tax			**10,754**	**(717)**	**10,037**
Income tax expense			20	-	20
Net profit			**10,774**	**(717)**	**10,057**
Non-current Segment assets	40	6	**46**	-	**46**
Non-current Segment assets – Assets held for sale	12,573	-	**12,573**	2,000	**14,573**
Total Segment assets	13,741	4,272	**18,013**	2,092	**20,105**
Segment liabilities	1,591	29,186	**30,777**	1,832	**32,609**
Acquisitions of property, plant and equipment	17	5	**22**	-	**22**

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2013 (Contd.)

	Biodiesel Refining (Malaysia)	Corporate	Consolidated (Continuing Operations)	Jatropha and Power Generation (India) (Discontinued Operations)	Consolidated (Continuing and Discontinued Operations)
	2012	2012	2012	2012	2012
	$'000	$'000	$'000	$'000	$'000
Primary Reporting — Business Segments					
Revenue					
Revenue from external customers	27,265[19]	-	27,265	513	27,778
Interest received	60	218	278	11	289
Other revenue	360	10,299	10,659	67	10,726
Total segment revenue	27,685	10,517	38,202	591	38,793
Changes in Inventory	(4,786)	-	(4,786)	27	(4,759)
Costs of materials	(21,367)	-	(21,367)	(458)	(21,825)
Employee benefit expense	(1,190)	(2,031)	(3,221)	(817)	(4,038)

[19]Sales from the refining business unit are primarily to two customers in 2012 and two customer in 2011.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2013 (Contd.)

	Biodiesel Refining (Malaysia)	Corporate	Consolidated (Continuing Operations)	Jatropha and Power Generation (India) (Discontinued Operations)	Consolidated (Continuing and Discontinued Operations)
	2012	2012	2012	2012	2012
	$'000	$'000	$'000	$'000	$'000
Impairment – Note 5a	(2,699)	(2,058)	(4,757)	(919)	(5,676)
Depreciation and amortisation	(179)	(80)	(259)	(256)	(515)
Interest expense	(598)	(1,561)	(2,159)	(360)	(2,519)
Other expenses	(1,734)	(3,346)	(5,080)	(563)	(5,643)
Segment result before tax	(4,868)	1,441	(3,427)	(2,755)	(6,182)
Profit/loss from ordinary activities before income tax			**(3,427)**	**(2,755)**	**(6,182)**
Income tax expense			(16)	-	(16)
Net profit/(loss)			**(3,443)**	**(2,755)**	**(6,198)**

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2013 (Contd.)

	BIODIESEL REFINING (MALAYSIA)	CORPORATE	Consolidated (CONTINUING OPERATIONS)	Jatropha and Power Generation (India) (DISCONTINUED OPERATIONS)	Consolidated (CONTINUING AND DISCONTINUED OPERATIONS)
	2012	2012	2012	2012	2012
	$'000	$'000	$'000	$'000	$'000
Non-current segment assets	574	5	579	156	735
Non-current Segment assets – Assets held for sale	-	-	-	2,286	2,286
Total Segment assets	4,319	3,666	7,985	2,718	10,703
Segment liabilities	1,383	31,949	33,332	1,812	35,144
Acquisitions of property, plant and equipment	732	55	787	46	833

Segment reporting accounting Policies

The Managing Director/Group Chief Executive Officer is the Chief operating decision maker. The reportable segments presented are in line with the segmental information reported during the financial year to the Group Chief Executive Officer.

Segment revenues and expenses are those directly attributable to the segments and include any joint revenue and expenses where a reasonable basis of allocation exists. Segment assets include all assets used by a segment and consist principally of cash, receivables, inventories, intangibles and property, plant and equipment, net of allowances and accumulated depreciation and amortisation. While most such assets can be directly attributed to individual segments, the carrying amount of certain assets used jointly by two or more segments is allocated to the segments on a reasonable basis. Segment liabilities consist principally of payables, employee benefits, accrued expenses and borrowings. Segment assets and liabilities do not include deferred income taxes.

Segments exclude discontinued operations.

Intersegment Transfers

Segment revenues, expenses and results exclude transfers between segments.

Business and Geographical Segments

The Group has three key business segments. The Group's business segments are located in Malaysia, Indonesia, and Mauritius (the Mauritian entity acts as a holding company for Mission Biofuels India Pvt Limited, and as such no operational activities occur in Mauritius) with the Group's head office located in Australia. The Biodiesel Refinery segment is located in Malaysia and the downstream palm oil project is located in Indonesia. The Jatropha business segment is located in India along with the Power generation segment and is now classified in Discontinued operations (See note 36).

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2013 (Contd.)

29. Cash Flow Information

Reconciliation of Cash Flow from Operations with Profit (loss) after Income Tax	**2013 $'000**	**2012 $'000**
Profit / (Loss) after income tax before non-controlling interests	10,774	(3,443)
Loss for the year from discontinued operations	(717)	(2,755)
Non cash flows in profit / (loss)		
Depreciation of plant and equipment – continued operations	7	259
Depreciation of plant and equipment – discontinued operations	144	257
Amortisation of Convertible Note Costs	-	17
Interest accrued	137	-
Gain on the settlement/restructure of Convertible Note	(7,748)	(10,300)
Amortisation of Equity portion of Convertible Note	3,394	1,067
Provision for employee benefits	32	11
Impairment of Trade Receivables	-	188
(Impairment reversal)/Impairment of assets	(12,174)	4,268
Impairment of inventories	680	303
Impairment of receivables, assets and inventories of discontinued operation	404	918
Share based payment expense	-	299
Net cash provided by / (used in) operating activities before change in assets and liabilities	(5,067)	(8,911)
Change in assets and liabilities		
- (Increase) decrease in receivables	618	3,954
- (Increase) decrease in inventories	374	4,759
- (Increase) decrease in other assets	82	230
- (Increase) decrease in deferred tax and current tax	25	6

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2013 (Contd.)

- Increase (decrease) in creditors and accruals	(1,031)	(4,691)
Foreign Currency Adjustments	1,284	(218)
	1,352	4,040
Cash (used in) operations	(3,715)	(4,871)

Cash flows from discontinued operations (being the Windmill segment) are a net operating cash loss of $0.1 million for the period ended 30 June 2013 ($0.02 million loss for 30 June 2012).

Credit Standby Facilities with Banks and Funding Sources

	2013 $'000	2012 $'000
Loan facilities	7,139	1,764
Amount utilised	(3,093)	(1,764)
	4,046	-

Facilities at June 2013 relate term loans for the funding of various items of Property, Plant and Equipment and a working capital facility. The loan terms range from two to six years with interest rates from 16.7% to 20%. These loans do not have an option to extend.

30. Interests and Remuneration of Key Management Personnel

	2013 $000	2012 $000
Salaries	1,115	1,329
Non-cash benefits	12	18
Post employment benefits	59	66
Share based payments	-	49
Total	**1,186**	**1,462**

Equity settled Performance rights

	Balance 30/6/2011	New Issue	Exercised	Lapsed	Balance 30/06/2012	New Issue	Exercised	Lapsed	Balance 30/06/2013	Vested and unexercised at 30/06/2013
Director										
Nathan Mahalingam	33,334	-	(33,334)	-	-	-	-	-	-	-
Guy Burnett	39,334	-	(33,334)	(6,000)	-	-	-	-	-	-
						-	-	-	-	-
Executives						-	-	-	-	-
James Garton	39,334	-	(33,334)	(6,000)	-	-	-	-	-	-
Senior employees collectively	21,075	20,000[20]	(16,675)	(22,800)	1,600	-	-	-	1,600	-
Total	**133,077**	**20,000**	**(116,677)[21]**	**(34,800)**	**1,600**	-	-	-	-	-

[20] Grant date was 1 July 2011, share price and fair value on grant date was $4.90. 10,000 of the performance rights vest on 31 December 2012 for service and 10,000 vest on 30 June 2012 if the refining operations are cash flow positive for the 2012 financial year.

Ordinary shares held by key management personnel

	Balance 30/6/2011	Exercised pursuant to performance rights	Disposed	Balance 30/06/2012	Exercised pursuant to performance rights	Disposed	Balance 30/06/2013
Dario Amara	2,000	-	-	2,000	-	-	2,000
Nathan Mahalingam	579,622	33,334	-	612,956	-	-	612,956
Guy Burnett	78,667	33,334	-	112,001	-	-	112,001
James Garton	78,717	33,334	-	112,051	-	-	112,051
Samsudeen Ganny	-	10,000	-	10,000	-	-	10,000
Total	**739,006**	**110,002**	**-**	**849,008**	-	-	**849,008**

Refer to the Remuneration report for full details on key management personnel remuneration and benefits

[21] The weighted average exercise price was $5.47 for performance rights exercised in 2012.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2013 (Contd.)

31. Related Parties

	2013	2012
	$'000	$'000
There were no transactions with related parties during the period.		

32. Financial Instruments

Financial Risk Management

The Group has a financial risk management policy in place and the financial risks are overseen by the Board. The Group's financial instruments consist mainly of deposits with banks, secured loans, convertible notes, other financial assets, accounts receivable, accounts payable, and loans to and from subsidiaries.

The principal risks the Group is exposed to through its financial instruments are interest rate risk, foreign currency risk, liquidity risk and credit risk.

The Group does not have any financial assets carried at fair value therefore no further disclosure in relation to the fair value hierarchy is presented.

Fair value of financial instruments

	Carrying amount	**Fair Value**
	$,000	**$,000**
Financial assets		
Cash and cash equivalents	1,420	1,420
Other Financial Assets	12	12
Receivables (Current)	3,833	3,833
Financial liabilities		
Trade and other payables	1,679	1,679
Current loans	27,404	27,404
Non-current loans	1,558	1,558

The fair value of cash and cash equivalents, other financial assets, receivables, trade and other payables and current loans are short-term instruments in nature whose carrying value is equivalent to fair value.

Non-current receivables are carried at a discounted value, which reflects the fair value.

Non-current loans are carried at amortised cost, with the fair value being determined using a discounted cash flow model incorporating current commercial borrowing rates.

Interest rate risk

Interest rate risk is managed with a mixture of fixed and floating rate deposits, fixed rate convertible note debt and floating rate debt. For further details on interest rate risk refer to the table below under liquidity risk. The Group's main interest rate risk, being cash flow interest rate risk, arises from the windmill loan.

Group sensitivity

At 30 June 2013, if interest rates had changed by -/+ 25 basis points, with all other variables held constant, the following financial impacts would have been recorded by the Group;

- Effect on post tax profit – A$ Nil million lower/higher (2012: A$ Nil million lower/higher)
- Equity would have been – A$ Nil million lower/higher (2012: A$ Nil million lower/higher)

Foreign currency risk

The Group operates internationally through a number of subsidiaries and is thus exposed to fluctuations in foreign currencies, arising from the foreign currencies held in its bank accounts, the sale of goods in currencies other than the Group's measurement currency, and the translation of results from investments in foreign operations. The foreign exchange exposures are primarily to the Indian Rupee, Malaysian Ringgit, Indonesian Rupiah and the US dollar.

Foreign exchange risks arising from the sale of products are hedged using forward exchange contracts.

Foreign currency risks arising from commitments in foreign currencies are managed by holding cash in that currency. Foreign currency translation risk is not hedged, with translation differences being reflected in the foreign currency translation reserve.

Group sensitivity

At 30 June 2013, if foreign currencies had changed by -/+ 10%, with all other variables held constant, the following financial impacts would have been recorded by the Group;

Effect on cash and cash equivalent – A$ 0.1 million lower/ A$0.2 million higher (2012: A$ 0.1 million lower/ A$0.1 million higher)

Profit and Loss would have been – A$ 0.1 million lower/ A$0.2 million higher (2012: A$ 0.1 million lower/ A$0.1 million higher)

Hedging of Foreign Currency Risk

At financial report date the Group had no forward exchange contracts in place.

Credit risk

Malaysian operations

Credit risk for receivables at 30 June 2013 in the refining operations stemmed from sales to large Malaysian oil companies with an inherent low risk of credit default receivables from the 250,000 tpa refinery EPCC contractor for costs incurred on their behalf.

Indian Operations

With the downsizing of the feedstock operations, all receivables from sale of saplings have been written off. Sales of electricity, which is under a power purchase agreement and the resultant receivable, are to a large Indian State Owned enterprise and hence credit risk is deemed low.

Indonesian operations

The group carries a receivable relating to an investment into an Indonesian palm oil joint venture. This receivable is the minimum amount due to the Group under the joint venture agreement which is with a large state owned entity, and hence the credit risk is deemed low.

Second Biodiesel plant guarantee

The parent entity has provided a corporate guarantee to the contractor of the second Biodiesel plant in place of the standard letter of credit originally placed at construction commencement.

The following table sets out the credit quality of financial assets:

	2013 $'000	2012 $'000
Cash and Cash Equivalents		
Counterparties with external credit rating (Standard and Poors)		
A-1+	1,381	676
A-1	-	246
A-2	39	534
	1,420	1,454

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2013 (Contd.)

	2013 $'000	2012 $'000
Receivables		
Counterparties without external credit rating		
Group 1	3,833	3,136
Group 2	-	1,089

Group 1 receivables relate receivables under arbitration, the timing and recoverability being dependant on the outcome of the arbitration proceedings.

Group 2 receivables relate to existing customers (more than 6 months) with no defaults in the past.

Commodity Risk

As there was no inventory held as at 30 Jun 2013, the Group has no exposure to market prices of input costs into the production of biodiesel.

Liquidity risk

			Weighted Average Interest Rate	
	2013 $'000	2012 $'000	2013 %	2012 %
Financial Assets:				
Cash and cash equivalents	1,420	1,456	0.1%	2.5%
Other financial assets	12	581	-	-
Loans and Receivables	3,833	4,225	-	-
	5,265	6,262		
Financial Liabilities summarised by contractual maturity:				
Current debt				
Floating Interest Rate – less than 6 months	838	825	16.5%	18.3%
Floating Interest Rate - 6 to 12 months	838	825	16.5%	18.3%
Fixed Interest Rate – 6 to 12 months	27,404	-	-	-
Non Interest Bearing	-	2,175	-	-
Total Current Debt	**29,080**	**3,825**		
Non-current debt				

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2013 (Contd.)

Floating Interest Rate **(1 to 3 Years)**	-	114	20.0%	3.4%
Floating Interest Rate **(4 to 5 Years)**	-	-		
Fixed Interest Rate **(1 to 3 Years)**	1,558	31,101	20.0%	4.0%
Fixed Interest Rate **(4 to 5 Years)**	-	-		
Total Non-Current Debt	**1,558**	**31,215**		

The Group manages liquidity risk by monitoring forecast cash flows and ensuring that adequate cash is maintained.

Working capital requirements are met through drawdowns of the US$5 million facility.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2013 (Contd.)

33. Parent entity information

	2013	2012
Information relating to Mission NewEnergy Limited:	**$'000**	**$'000**
Current assets	16,832	887
Total assets	16,839	892
Current liabilities	(27,629)	(848)
Total liabilities	(29,187)	(31,948)
Net asset (deficit)/surplus	(12,348)	(31,057)
Issued capital	110,311	110,215
Opening Retained loss	(151,985)	(141,191)
Share based payments reserve	4,907	4,907
Convertible notes reserve	8,481	2,645
Total shareholders' equity	(12,348)	(31,057)
Profit / (Loss) of the parent entity	15,937	(7,633)
Total comprehensive income of the parent entity	15,937	(7,633)
Details of any guarantees entered into by the parent entity in relation to the debts of its subsidiaries *	2,858	3,483
Details of any contingent liabilities of the parent entity	-	-
Details of any contractual commitments by the parent entity for the acquisition of property, plant or equipment.	-	-

* The parent entity has provided a corporate guarantee to the contractor of the second Biodiesel plant in place of the standard letter of credit originally placed at construction commencement.

The Parent entity is not aware of any other contingent liabilities or contingent assets as at 30 June 2013.

34. Events occurring after the reporting period

Other than the matters mentioned below, there have been no significant subsequent events up until the date of signing this Financial Report.

The majority of the conditions precedent to complete the sale of the 100,000 tpa refinery were completed at the date of this report and hence the Company has reflected a reversal of previous asset impairment to the value of the sale, being A$12.2 million.

35. Non-controlling Interests

	2013 $'000	2012 $'000
Issued Capital	**70**	**70**
Reserves	**-**	**-**
Retained profit / (loss) per annum	**(14)**	**68**
Retained profit / (loss)	**54**	**68**

The non-controlling interest has a 15% (2012: 15%) equity holding in Oleovest PL.

36. Non-current assets held for sale and discontinued operations

The Board has previously resolved to sell non-core assets in India being the windmill power generation operation in India and the office complex. In addition, during the current financial year, the Group completed the restructure of the Indian Jatropha operations and the operations have been significantly downsized. Accordingly these assets have been classified as non-current assets held for sale and the operations as discontinued operations.

The revenue, expenditure and carrying amount of the assets and liabilities in this disposal group are summarised as follows:

Discontinued operations – Power generation and Jatropha segment	**2013 $'000**	**2012 $'000**
Revenue	369	592
Cost of materials	(87)	(431)
Depreciation	(144)	(257)
Impairment – non-current assets	(350)	-
Impairment – current assets	(53)	(919)
Other expenses	(220)	(1,380)
Finance Costs	(232)	(360)
Net loss from discontinued operations attributable to members of the parent	(717)	(2,755)
Non-current assets classified as held for sale		
- Property, Plant and Equipment – power generation assets	1,566	1,869
- Property, Plant and Equipment – jatropha assets	434	417
- Property, Plant and Equipment – refining assets	12,573	-
	14,573	2,286
Liabilities classified as held for sale		
- Financial liabilities – power generation	1,676	1,567

and jatropha segment		
- Other liabilities – power generation and jatropha segment	156	245
-	1,832	1,812

The assets in this disposal group are actively being marketed for sale and are expected to be sold within the forthcoming twelve months.

37. Differences from preliminary final report

In accordance with ASX Listing Rule 4.5A, set out below are certain differences between information contained in the Appendix 4E lodged with the ASX and this financial report.

At the time of lodging the Preliminary Final Report, the Australian Accounting Standards Board accounting standard AASB 110, Events after Reporting Period, had not been applied when assessing the disclosure of impairment reversal of assets.

As disclosed in the Appendix 4E, the conditions precedent to concluding the sale of the 100,000 tpa refinery announced in April 2013 were yet to be completed. Had the conditions precedent been completed, the Group would have shown a reversal of impairment of Property, Plant and Equipment.

As of the date of this report the Board has determined that despite the conditions precedent not being fully completed, it is probable that the sale will conclude and have hence have reflected the impairment reversal.

As a result of this, the following differences between the Preliminary Final Report and this Financial Report have arisen.

The Profit after Income Tax attributable to members of the parent entity has increased from a loss of $2,177,000 to a profit of $10,057,000. This is primarily due to the reversal of impairment of refinery assets to a value of A$12.2 million in the Consolidated Group Statement of Profit and Loss. In the Consolidated Group Balance sheets, the Non-current assets held for sale of $2,000,000 has been increased to $14,573,000.

Earnings per share have increase from a loss per share of $0.21 to an earnings per share of $0.96 cents.

Total Assets have increased from $7,532,000 to $20,105,000. Net Assets Deficit has decreased from $25,077,000 to $12,504,000.

38. Company Details

The registered office of the company is: Mission NewEnergy Limited, Unit B2, 431 Roberts Road, Subiaco, WA 6008, Australia.

The principal places of business are:

Australia

Mission NewEnergy Limited
Head Office
Unit B2, 431 Roberts Rd, Subiaco,
Western Australia, 6008, Australia.

Malaysia

Mission Biofuels Sdn Bhd
Unit 621, Block A, Kelana centre point, No. 3, Jalan ss7/ 19,
Kelanajaya, 47301 Petaling Jaya,
Selangor

Mission Biotechnologies Sdn Bhd
Unit 621, Block A, Kelana centre point, No. 3, Jalan ss7/ 19,
Kelanajaya, 47301 Petaling Jaya, Selangor

Mauritius

Mission Agro Energy Limited
9th Floor Ebene Tower
52 Cybercity
Ebene
Republic of Mauritius

India

Mission Biofuels (India) Pvt Limited
Shops nos. 1,2 and 3
Sun heights, Ground floor
Gandhingar bridge
Adishankaracharyya Marg
Powai, Mumbai
Maharashtra
India, 400 076

Mission Agro Diesel (India) Pvt Limited
608 Powai Plaza,
Hiranandani Business Park
Powai, Mumbai - 400076,
India

39. Authorisation of financial statements

The consolidated financial statements for the year ended 30 June 2013 (including comparatives) were approved by the board of directors on 27 September 2013.



Nathan Mahalingam
Director

DIRECTORS' DECLARATION

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

1. In the opinion of the Directors of Mission NewEnergy Limited (the company):

   a. The consolidated financial statements and notes are in accordance with the Corporations Act 2001, including:

      i giving a true and fair view of the financial position of the Group as at 30 June 2013:

      ii and of it's performance, for the financial year ended on that date, and

      iii complying with Australian Accounting Standards (including Australian Accounting Interpretations) and the Corporations Regulations 2001; and

      iv The financial report also complies with International Financial Reporting Standards and other mandatory professional reporting requirements as disclosed in note 4.

   b. there are reasonable grounds to believe that Mission NewEnergy Ltd will be able to pay its debts as and when they become due and payable

2. The Directors have been given the declarations required by section 295A of the Corporations Act 2001 from the Group Chief Executive Officer and Chief Finance Officer for the financial year ended 30 June 2013.

This declaration is made in accordance with a resolution of the Board of Directors.

Nathan Mahalingam
Group Chief Executive Officer

Dated: 27 September 2013

Tel: +8 6382 4600
Fax: +8 6382 4601
www.bdo.com.au

38 Station Street
Subiaco, WA 6008
PO Box 700 West Perth WA 6872
Australia

INDEPENDENT AUDITOR'S REPORT

To the members of Mission NewEnergy Limited

Report on the Financial Report

We have audited the accompanying financial report of Mission NewEnergy Limited, which comprises the consolidated statement of financial position as at 30 June 2013, the consolidated statement of profit and loss, consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, notes comprising a summary of significant accounting policies and other explanatory information, and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at the year's end or from time to time during the financial year.

Directors' Responsibility for the Financial Report

The directors of the company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the *Corporations Act 2001* and for such internal control as the directors determine is necessary to enable the preparation of the financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error. In Note 2, the directors also state, in accordance with Accounting Standard AASB 101 *Presentation of Financial Statements*, that the financial statements comply with *International Financial Reporting Standards*.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. Those standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance about whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation of the financial report that gives a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit, we have complied with the independence requirements of the *Corporations Act 2001*. We confirm that the independence declaration required by the *Corporations Act 2001*, which has been given to the directors of Mission NewEnergy Limited, would be in the same terms if given to the directors as at the time of this auditor's report.

Opinion

In our opinion:

(a) the financial report of Mission NewEnergy Limited is in accordance with the *Corporations Act 2001*, including:

   (i) giving a true and fair view of the consolidated entity's financial position as at 30 June 2013 and of its performance for the year ended on that date; and

   (ii) complying with Australian Accounting Standards and the *Corporations Regulations 2001*; and

(b) the financial report also complies with *International Financial Reporting Standards* as disclosed in Note 2.

Emphasis of matter

Without modifying our opinion, we draw attention to Note 2 in the financial report, which indicates that the ability of the consolidated entity to continue as a going concern is dependent upon the future successful raising of necessary funding through equity, restructure of convertible notes and sale of assets. These conditions, along with other matters as set out in Note 2, indicate the existence of a material uncertainty that may cast significant doubt about the consolidated entity's ability to continue as a going concern and therefore, the consolidated entity may be unable to realise its assets and discharge its liabilities in the normal course of business.

Report on the Remuneration Report

We have audited the Remuneration Report included in the directors' report for the year ended 30 June 2013. The directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the *Corporations Act 2001*. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Opinion

In our opinion, the Remuneration Report of Mission NewEnergy Limited for the year ended 30 June 2013 complies with section 300A of the *Corporations Act 2001*.

BDO Audit (WA) Pty Ltd

BDO

Brad McVeigh

Director

Perth, 27 September 2013

SHAREHOLDER INFORMATION

Twenty largest shareholders as at 18 October 2013

Rank	Name	Units	% of Units
1.	CEDE & CO	4,877,103	44.87
2.	CITICORP NOMINEES PTY LIMITED	1,449,288	13.33
3.	NADARAJA MUTHU	1,417,860	13.04
4.	MISSION EQUITIES SDN BHD	492,957	4.53
5.	MR BOONSRI PEWKLIANG + MRS KATIMA PEWKLIANG <THE B PEWKLIANG FAM A/C>	414,591	3.81
6.	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED - A/C 2	324,121	2.98
7.	NATIONAL NOMINEES LIMITED	291,016	2.68
8.	SWAMINATHAN MAHALINGAM	119,999	1.10
9.	MR GUY BURNETT	112,001	1.03
10.	MR JAMES GARTON	108,001	0.99
11.	MS VICKI ANNE APPLETON	103,000	0.95
12.	JP MORGAN NOMINEES AUSTRALIA LIMITED <CASH INCOME A/C>	80,173	0.74
13.	MR CHARLES CRUMLISH	78,316	0.72
14.	MR BACHISIO UNEDDU + MRS YOKE KHENG UNEDDU	50,200	0.46
15.	MR PARANTAMAN RAMASAMY	50,028	0.46
16.	MR HAMID KAMAL MIRZA	50,000	0.46
17.	MISS MUSSARUT JABEEN MIRZA	50,000	0.46
18.	MISS NUSRAT JEHAN MIRZA	50,000	0.46
19.	MR MATTHEW DREWERY	45,591	0.42
20.	MR WAYNE ALLAN MASTERTON + MRS ROSLYN JOYCE MASTERTON <THE MASTERTON S/F A/C>	42,081	0.39

Range	Total holders	Units	% of Issued Capital
1 - 1,000	665	106,015	0.98
1,001 - 5,000	57	129,722	1.19
5,001 - 10,000	17	131,911	1.21
10,001 - 100,000	20	651,828	6.00
100,001 - 9,999,999,999	12	9,850,799	90.62
Rounding			**0.00**
Total	**771**	**10,870,275**	**100.00**

There were 753 holders of 681,146 ordinary shares which were less than a marketable parcel of ordinary shares.

Voting rights

Ordinary fully paid shares carry voting rights of one vote per share.

Substantial holders

The names of the substantial shareholders in the holding company's register at 18 October 2012 are set out below:

Name	Units
Nadaraja Muthu	1,417,860
McDermott Industries Ltd	1,000,000
Houston International Insurance Group	850,411